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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT

                      PURSUANT TO SECTION 14(D)(4) OF THE

                        SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                        DYNAMICS CORPORATION OF AMERICA

                           (NAME OF SUBJECT COMPANY)

                        DYNAMICS CORPORATION OF AMERICA

                      (NAME OF PERSON(S) FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $0.10 PER SHARE

  (including the associated Series A Cumulative Participating Preferred Stock
                                Purchase Rights)

                         (Title of Class of Securities)

                                  268039 10 4

                     (CUSIP Number of Class of Securities)

                                HENRY V. KENSING

                            Vice President, General

                             Counsel and Secretary

                               475 Steamboat Road

                       Greenwich, Connecticut 06830-7197

                                 (203) 869-3211

      (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement).

                                WITH A COPY TO:

                                 ALAN C. MYERS

                    Skadden, Arps, Slate, Meagher & Flom LLP

                                919 Third Avenue

                            New York, New York 10022

                                 (212) 735-3000

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ITEM 1. SECURITY AND SUBJECT COMPANY.

    The name of the subject company is Dynamics Corporation of America, a New York corporation (the "Company"), and the address of the principal executive offices of the Company is 475 Steamboat Road, Greenwich, Connecticut 06830-7197. The title of the class of equity securities to which this Schedule relates is the common stock, par value $0.10 per share, of the Company (the "Common Stock"), including the associated Series A Cumulative Participating Preferred Stock Purchase Rights (the "Rights" and, together with the Common Stock, the "Shares") issued pursuant to the Rights Agreement, dated as of January 30, 1986, as amended (the "Company Rights Plan"), between the Company and BankBoston (formerly The First National Bank of Boston), as Rights Agent.

ITEM 2. TENDER OFFER OF THE PURCHASER.

    This statement relates to a tender offer by CTS First Acquisition Corp. ("Sub"), a New York corporation and a wholly-owned subsidiary of CTS Corporation, an Indiana corporation ("CTS"), disclosed in a Tender Offer Statement on Schedule 14D-1, dated May 16, 1997 (the "Schedule 14D-1"), under which Sub is offering to purchase up to 49.9% of the outstanding Shares at a price of $55 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 16, 1997 (the "Offer to Purchase"), and the related Letter of Transmittal (which together constitute the "CTS Offer").

    The CTS Offer is being made pursuant to an Agreement and Plan of Merger, dated as of May 9, 1997 (the "Merger Agreement"), among CTS, Sub and the Company. The Merger Agreement provides, among other things, that as soon as practicable after the satisfaction or waiver of the conditions set forth in the Merger Agreement, the Company will be merged with and into Sub (the "CTS Merger"), and Sub will continue as the surviving corporation (the "Surviving Corporation"). A copy of the Merger Agreement is attached hereto as Exhibit 1 and incorporated herein by reference.

    As set forth in the Schedule 14D-1,the principal executive offices of Sub and CTS are located at 905 West Boulevard North, Elkhart, Indiana 46514.

ITEM 3. IDENTITY AND BACKGROUND.

    (a) The name and address of the Company, which is the person filing this statement, are set forth in Item 1 above.

    (b) Except as described in this Schedule, to the knowledge of the Company, as of the date hereof, there are no material contracts, agreements, arrangements or understandings, or any actual or potential conflicts of interest between the Company or its affiliates and (i) its executive officers, directors or affiliates or (ii) CTS, its executive officers, directors or affiliates.

THE MERGER AGREEMENT

    The summary of the Merger Agreement contained in the Offer to Purchase, which has been filed with the Securities and Exchange Commission (the "Commission") as an exhibit to the Schedule 14D-1, a copy of which is enclosed with this Schedule 14D-9, is incorporated herein by reference. Such summary should be read in its entirety for a more complete description of the terms and provisions of the Merger Agreement. A copy of the Merger Agreement has been filed as Exhibit 1 hereto and is incorporated herein by reference.

INTERESTS OF CERTAIN PERSONS

    Certain members of the Company's management and the Board of Directors of the Company (the "Company Board") may be deemed to have interests in the transactions contemplated by the Merger Agreement that are in addition to their interests as stockholders of the Company generally. The Company Board was aware of these interests and considered them, among other matters, in approving the Merger
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Agreement and the transactions contemplated thereby. In considering the recommendation of the Company Board in respect of the Merger Agreement and the transactions contemplated thereby, the shareholders of the Company should be aware of these interests which may present actual or potential conflicts of interest.

    OFFICERS AND DIRECTORS OF THE COMPANY

    From and after the time the CTS Merger becomes effective, as provided by the Merger Agreement (the "Effective Time"), Messrs. Lozyniak and Dorme, who are currently members of the Board of Directors of CTS ("CTS Board"), will remain on the CTS Board and Mr. Lozyniak, who is currently a member of the Company Board, will remain on the Company Board.

    From and after the Effective Time, Mr. Lozyniak will join CTS' Office of the Chairman with Mr. Walker and focus on strategic issues while continuing to oversee the management of the Company's continuing operations.

    Pursuant to the Merger Agreement, CTS has agreed to assume all rights to indemnification existing in favor of current or former directors or officers of the Company or each of its subsidiaries from liabilities for acts or omissions occurring at or prior to the Effective Time. In addition, from and after the Effective Time, directors and officers of the Company who become directors or officers of CTS or Sub will be entitled to the same indemnity rights or protections as afforded to other directors and officers of CTS. CTS has also agreed to, or cause the Surviving Corporation to, maintain policies of directors' and officers' liability insurance equivalent to current policies of the Company, subject to certain limitations, for six years after the Effective Time.

    On May 9, 1997, the Company Board adopted a resolution providing that, in addition to the special meeting fees paid or to be paid to the outside directors of the Company from April 1, 1997, through the consummation of the transactions contemplated by the Merger Agreement or any other acquisition of the Company, the outside directors be paid a fee of $25,000 upon the earlier to occur of (i) the date any person acquires beneficial ownership of 20% or more of the Shares other than a person that currently beneficially owns 20% or more of the Shares, or (ii) September 30, 1997.

    The provisions of the Merger Agreement relating to the election and designation of directors to the Company Board are subject to Section 14(f) of the Securities Exchange Act of 1934 (the "Exchange Act"), which requires the Company to mail to its shareholders the Information Statement containing the information required by Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. A copy of the Information Statement is attached as
Schedule I hereto and is incorporated herein by reference.

    AMENDED EMPLOYMENT AGREEMENTS

    On April 11, 1997, the Company Board approved amendments to the employment agreements (the "Amended Employment Agreements") previously entered into with Andrew Lozyniak, Chairman of the Company Board and President of the Company, Henry V. Kensing, Vice President, General Counsel and Secretary, and Patrick J. Dorme, Vice President-Finance and Chief Financial Officer to (i) provide for a new definition of a change in control of the Company ("Change in Control"), pursuant to which a Change in Control is, in general, deemed to occur if (a) any person, with specified exceptions, becomes the beneficial owner of at least 25% of the Company's voting securities, (b) a change in the majority of the membership of the Company Board occurs without approval of two-thirds of the directors who either were directors on the date of the amendments, or whose election was previously so approved, (c) there is consummated a merger or consolidation of the Company or a subsidiary thereof with another company in which the Company's shareholders do not continue to hold at least 60% of the voting securities of the surviving entity (excepting certain recapitalizations of the Company) or (d) there occurs a liquidation of the Company or a sale or other disposition of all or substantially all of the Company's assets and (ii) clarify

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that the payment by the Company of any excise tax imposed under section 280G of the Internal Revenue Code of 1986, as amended (the "Code"), would itself be made on an after-tax basis and would include all "change-in-control" payments, whether made pursuant to the Amended Employment Agreements or otherwise. The foregoing description is qualified by reference to the text of the Amended Employment Agreements, copies of which are filed as Exhibits 2 through 4 hereto. The employment agreements are described on Schedule I hereto.

    TRUST AGREEMENT

    On April 11, 1997, the Company Board approved an amendment to the grantor trust established by the Company (the "Trust Agreement Amendment") that provides for the segregation of assets to pay liabilities under certain of the Company's employee benefit arrangements to permit the segregation of additional assets to pay any future severance liabilities under the Amended Employment Agreements and the Severance Agreements, which are described immediately below. The grantor trust agreement was also amended to adopt the definition of Change in Control described above under "Amended Employment Agreements" and to provide certain other changes. The foregoing description is qualified by reference to the text of the Trust Agreement Amendment, a copy of which is filed as Exhibit 5 hereto.

    SEVERANCE AGREEMENTS

    On April 11, 1997, the Company Board authorized the Company to enter into severance agreements (the "Severance Agreements") with two groups of employees:
Group I (the "Group I Severance Agreements"), consisting of seven employees, and Group II (the "Group II Severance Agreements"), consisting of 30 employees. The Severance Agreements provide for the payment of certain severance and other benefits to covered employees who are terminated within two years following a Change in Control (as defined above under "Amended Employment Agreements"). If, following a Change in Control, the employee is terminated by the Company other than for Cause (as defined in the Severance Agreements), or if the employee terminates employment for Good Reason (as defined in the Severance Agreements) (each a "Qualifying Termination"), then the Company will pay to the employee in one lump sum, as severance pay, an amount equal to, in the case of the Group I Severance Agreements, three times, and in the case of the Group II Severance Agreements, one times, salary (based upon annual base salary at the date of termination) and bonus payments (based upon the highest bonus paid in respect of the Company's prior three full fiscal years) and will continue the employee's welfare benefits for a period of, in the case of the Group I Severance Agreements, three years, and in the case of the Group II Severance Agreements, one year. In no case, however, may the employee receive any payment or benefit in connection with a Change in Control in excess of 2.99 times his "base amount" (as that term is defined in section 280G of the Code). The foregoing description is qualified by reference to the text of the Severance Agreement, a copy of the form of which is filed as Exhibit 6 hereto.

    SEVERANCE POLICY

    On April 11, 1997, the Company Board adopted a severance policy pursuant to which six employees at the Company's corporate headquarters would be eligible, in the event of a Qualifying Termination, to receive, in the case of covered employees with at least five years of service with the Company or its subsidiaries, one year's, and in the case of the remaining covered employees, six months', salary (based upon annual base salary at the date of termination) and highest bonus paid in respect of the Company's prior three full fiscal years, payable in one lump sum.

    RESTRICTED STOCK PLAN

    The Company maintains the 1980 Restricted Stock and Cash Bonus Plan, as amended (the "Restricted Stock Plan"), which provides for the award or sale of shares of so-called restricted stock and, upon the lapse of restrictions thereon, the payment of a cash bonus. The Restricted Stock Plan provides

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that all restrictions on outstanding awards will lapse in the event of a Change in Control. On April 11, 1997, the Company Board made awards of restricted shares under the Restricted Stock Plan to certain of the Company's employees and adopted an amendment to the Restricted Stock Plan to adopt the definition of Change in Control described above under "Amended Employment Agreements." The foregoing description is qualified by reference to the text of the Restricted Stock Plan amendment, a copy of which is filed as Exhibit 7 hereto. The Restricted Stock Plan is described on Schedule I hereto.

    NEW EMPLOYMENT AGREEMENTS

    In connection with the execution of the Merger Agreement, the Company and CTS have entered into new employment agreements (each, a "New Employment Agreement"), dated as of May 9, 1997 and effective as of the Effective Time (the "Effective Date"), with Messrs. Lozyniak, Kensing and Dorme, pursuant to which each executive (the "Executive") will be employed by the Company for a period of five years following the Effective Date (the "Term") in the same position as he currently holds. As of the Effective Date, the New Employment Agreements will supersede the Amended Employment Agreements. The terms and provisions of the New Employment Agreements are substantially similar to those of the Amended Employment Agreements.

    The New Employment Agreements provide for (i) level monthly payments for Messrs. Lozyniak, Kensing and Dorme of $37,500, $17,039 and $14,162, respectively, with salary increases for Mr. Lozyniak comparable to those provided from time to time for the Chief Executive Officer of CTS ("Base Salary"); (ii) split-dollar life insurance coverage, supplemental retirement benefits and, for the ten-year period following retirement, post-retirement medical coverage, each as provided to the Executives under the Amended Employment Agreements; (iii) eligibility to participate in annual and long-term (including stock-based) incentive programs, on the same level as similarly situated employees of CTS; and (iv) participation in other benefit programs and policies at the level provided as of the date of the New Employment Agreements. Mr. Lozyniak's New Employment Agreement also provides for an initial grant of an option to purchase 100,000 shares of the outstanding shares of CTS (the "CTS Shares"), at an exercise price of $62.50. The option is to become exercisable at the rate of 20% per year during the next five years, such exercise schedule to be accelerated if the market price of CTS Shares is at or above $70 for 20 trading days and upon termination of employment in specified circumstances.

    The New Employment Agreements provide that if an Executive's employment is terminated by the Executive for Good Reason, as defined in the New Employment Agreements, or by the Company for any reason other than Cause, as defined in the New Employment Agreements, or Disability, as defined in the New Employment Agreements (a "Qualifying Termination"), the Executive will be entitled to the following payments and benefits: (i) a cash lump sum equal to 3 1/3 times the sum of his Base Salary and his highest aggregate stock and cash bonuses earned for any of the five years prior to the Effective Date; or (ii) if the Executive so elects, the continuation of his Base Salary over the remainder of the Term plus an annual bonus for each year of the remainder of the Term equal to his highest annual aggregate stock and cash bonuses earned for any of the five years prior to the date of termination.

    The New Employment Agreements provide that if an Executive's termination of employment is by reason of death or Disability, he or his estate will be entitled to the continuation of Base Salary over the remainder of the Term plus an annual bonus for each year of the remainder of the Term equal to his highest annual aggregate cash and stock bonuses earned for any of the five years prior to the date of termination. At the end of the Term, if termination is by reason of death, the Executive's surviving spouse will receive for ten additional years (or her earlier death) an annual amount equal to $50,000 ($60,000 in the case of Mr. Lozyniak). At the end of the Term, if termination is by reason of disability, the Executive will receive an annual amount equal to 40% of his base salary until age 65.

    The New Employment Agreements also provide that if an Executive's employment is terminated for any reason other than by the Company for Cause or by the Executive without Good Reason, (i) an amount

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sufficient to pay 10 years of premiums with respect to the split-dollar insurance policy on the Executive's life will be transferred to the split-dollar life insurance carrier and CTS and the Company will release all their rights under such policy; (ii) the Executive will be immediately eligible for post-retirement supplemental retirement and medical benefits; and (iii) life and disability insurance benefits, at the level provided as of the date of the agreements, will be continued for the remainder of the Term. The Executives will also be entitled to reasonable attorney's fees in the event of any disputes, as well as a gross-up for any excise tax imposed upon any payments or benefits.

    Finally, the New Employment Agreements provide that, during the Term, Messrs. Lozyniak and Dorme will be nominated to the CTS Board and that Messrs. Lozyniak, Dorme and Kensing will be nominated to the Company Board.

    The foregoing description is qualified by reference to the text of the New Employment Agreements, copies of which are filed as Exhibits 8 through 10 hereto.

    OTHER COMPENSATION MATTERS

    As of May 9, 1997, the Secretary of the Company exercised his authority under the Company's Stock Retirement Plan for nonemployee Directors to accelerate, from January 1, 1998 to immediately prior to the Effective Time, the date on which the transfer of Shares will be made under such plan. In addition, it is anticipated that the Compensation Committee of the Company Board will review and consider the award of cash bonuses under the Company's annual cash incentive plan, payable immediately prior to the Effective Time, based on performance during the portion of 1997 preceding the Effective Time in an aggregate amount not to exceed the accrual for annual cash incentive payments reflected on the books of the Company on the date of the awards.

    The Merger Agreement provides that, following the Effective Time, service with the Company will be treated as service with CTS for all purposes (except for the accrual of benefits under defined benefit pension plans or where duplication of benefits would result) under any CTS employee benefit plan in which employees of the Company may at any time participate. Amounts paid by employees of the Company under a Company medical or similar employee benefit plan with respect to the period in which the Effective Time occurs will be treated as amounts paid under the corresponding CTS employee benefit plan in which such employees are eligible to participate. Following the Effective Time, CTS has agreed to cause the Surviving Corporation to honor in accordance with their terms all employment, severance and other compensation agreements and arrangements, including but not limited to severance benefit plans.

CONFIDENTIALITY AGREEMENT

    On April 14, 1997, the Company and CTS signed a Confidentiality Agreement (the "Confidentiality Agreement") providing that, subject to the terms of the agreement, each company keep confidential certain non-public information furnished by the other. The foregoing description is qualified by reference to the text of the Confidentiality Agreement, a copy of which is filed as Exhibit 11 hereto.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

    (A) RECOMMENDATION OF THE BOARD OF DIRECTORS

    THE COMPANY BOARD HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT, THE CTS OFFER AND THE CTS MERGER AND DETERMINED THAT THE CTS OFFER AND CTS MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE COMPANY AND ITS SHAREHOLDERS. ACCORDINGLY, THE COMPANY BOARD UNANIMOUSLY RECOMMENDS THAT THOSE SHAREHOLDERS WHO WISH TO RECEIVE CASH FOR THEIR SHARES ACCEPT THE CTS OFFER AND TENDER THEIR SHARES PURSUANT THERETO.

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    (B) BACKGROUND; REASONS FOR THE RECOMMENDATION

    On March 27, 1997, WHX Corporation ("WHX") sent a letter to the Company proposing to acquire all of the outstanding Shares in a merger at $40 per Share (the "WHX Merger Proposal"). In its March 27, 1997 letter, WHX stated it had no interest in increasing the equity stake that the Company holds in CTS or in changing the nature of the current relationship between the Company and CTS. WHX also stated that it would be prepared to increase its offer if additional information demonstrated that a higher price was warranted, and asked the Company to respond by the close of business on the next day (which was Good Friday). Later that day, Mr. Lozyniak advised WHX that he would not be able to review the WHX Merger Proposal with the Company's directors until the following week and would communicate further with WHX promptly thereafter.

    On March 31, 1997, WHX filed with the Commission materials relating to a tender offer to purchase up to 649,000 Shares, subject to downward adjustment, at a price of $40 per Share (the "WHX Tender Offer"). WHX also filed preliminary proxy materials with the Commission on March 31, 1997 relating to the solicitation of proxies by WHX for use at the Company's 1997 annual meeting of shareholders (the "Company Annual Meeting") to (i) elect four WHX nominees to the Company Board, (ii) adopt changes to the Company's By-laws to (a) permit holders of at least 9.9% of the outstanding Shares to call a special meeting of shareholders and (b) permit the removal of directors at any time with or without cause, and (iii) repeal any By-law changes adopted by the Company Board after March 14, 1997 and prior to the adoption of such resolution.

    To obtain advice and assistance in considering the WHX Merger Proposal and the WHX Tender Offer or an alternative business combination, the Company engaged Wasserstein Perella & Co., Inc. ("Wasserstein Perella") as its financial advisor and Skadden, Arps, Slate, Meagher & Flom LLP ("Skadden Arps") as outside counsel.

    On April 5, 1997, Joseph P. Walker and Andrew Lozyniak met to discuss a possible business transaction. Mr. Walker indicated a price of $45 per Share, payable in CTS Shares and cash, for such a transaction. Mr. Lozyniak indicated in this meeting that he would be willing to instruct the Company's advisors to pursue further discussions of a possible transaction, but did not respond to Mr. Walker's price indication.

    To obtain advice and assistance in considering possible strategic benefits that could result from a business combination and the issues that would be required to be considered if such a transaction were to be pursued, CTS engaged J.P. Morgan Securities Inc. ("J.P. Morgan") as CTS' financial advisor, Sommer & Barnard as counsel in respect to matters of Indiana law and possible litigation and Jones, Day, Reavis & Pogue ("Jones Day") as transactional counsel. From April 16, 1997 through April 25, 1997, representatives of J.P. Morgan met with senior management of the Company and Wasserstein Perella to carry out due diligence reviews. In connection therewith, the Company furnished J.P. Morgan certain Company projections. See "Certain Information Concerning the Company--Certain Projections" in the Schedule 14D-1.

    On April 9, 1997, WHX amended its offer, among other things, to increase the WHX Tender Offer price and the WHX Merger Proposal price to $45 per Share. In an effort to move forward from the discussions conducted at the April 5, 1997 meeting, representatives of CTS delivered to representatives of the Company a draft merger agreement on April 9, 1997. In response, representatives of the Company informed representatives of CTS that the proposed draft merger agreement was unacceptable, particularly provisions therein requiring the Company to grant to CTS an option on the CTS Shares beneficially owned by the Company, a ten-year standstill that would operate regardless of whether the transaction closed and a fiduciary-out provision that was limited to superior acquisition proposals meeting specified criteria.

    On April 9 and 11, 1997, the Company Board met with its financial and legal advisors to discuss the WHX Tender Offer and possible actions to be taken by the Company. At the April 11, 1997 meeting, the Company Board unanimously rejected the WHX Tender Offer as inadequate and not in the best interests

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of the shareholders of the Company and unanimously recommended that holders of
Shares reject the WHX Tender Offer and not tender their Shares pursuant thereto. The Company Board also determined to explore alternative transactions to maximize shareholder value, including a possible business combination with CTS. In reaching its determination to reject the WHX Tender Offer, the Company Board considered a number of factors, including the opinion of Wasserstein Perella to the effect that, based upon and subject to the matters reviewed with the Company Board, the $45 per Share cash consideration offered to holders of Shares pursuant to the WHX Tender Offer was inadequate from a financial point of view to such holders.

    At the April 11, 1997 meeting, the Company Board also (i) postponed the Company Annual Meeting to August 1, 1997, (ii) added two directors to the Company Board (resulting in the Company Board being divided into three, rather than two, classes), (iii) amended the Company's By-laws to (a) eliminate the shareholders' ability to remove directors without cause, (b) raise to two-thirds the percentage of Shares needed to call a special meeting of shareholders, (c) add advance notice provisions for shareholders to nominate persons for election to the Company Board or to propose business at annual or special shareholders' meetings, and (d) remove an inconsistent, and thus ineffective, provision purporting to allow the holders of a majority of the Shares to amend the By-laws (the Company's Restated Certificate of Incorporation, as amended (the "Company Charter"), which controls over the By-laws, provides for an 80% vote to amend the By-laws), and (iv) approved certain employee benefits matters. As a result of these actions, it will take at least two annual meetings to replace a majority of the Company Board. As discussed below, WHX has challenged the validity of certain of these actions in litigation.

    At an April 11, 1997 meeting, the CTS Board (Messrs. Lozyniak and Dorme having excused themselves) considered, on a preliminary basis, alternatives that may be available to it in the circumstances, including the matters discussed in the meeting between Messrs. Walker and Lozyniak at their April 5, 1997 meeting.

    On April 14, 1997, the Company commenced litigation against WHX in Federal District Court in Connecticut (the "Connecticut Court") alleging, among other things, violations of the federal securities laws. On April 17, 1997, WHX filed a counterclaim in the action pending in the Connecticut Court seeking a declaratory judgment that Article XV of the Company Charter is invalid and unenforceable. Article XV provides, in general, that 80% of the outstanding voting stock of the Company is required to approve a merger of the Company with another person if the other person is the "beneficial owner" of 5% or more of the outstanding voting stock of the Company unless the Company Board approves such a merger before the acquisition of such ownership. The New York Business Corporation Law (the "NYBCL") only requires a two-thirds approval by shareholders. Subsequently, WHX amended its counterclaim, among other things, to challenge certain actions taken by the Company Board at its April 11, 1997 meeting.

    Starting April 14, 1997, representatives of the Company, including representatives of Wasserstein Perella and financial and operational executives of the Company, commenced discussions with representatives of CTS concerning the operations of the Company and areas of potential synergy between the Company and CTS. Also on April 14, 1997, the Company and CTS signed a confidentiality agreement providing that, subject to the terms of the agreement, each company would keep confidential certain non-public information furnished by the other.

    On April 16, 1997, Mr. Walker, Mr. Lozyniak and representatives of J.P. Morgan, Wasserstein Perella, Jones Day and Skadden Arps met to discuss a potential business combination transaction. The specific price proposed by CTS to be paid therein was not discussed at that meeting. On April 17, 1997, representatives of CTS informed representatives of the Company that CTS proposed to acquire the Company for $50 per Share, consisting of approximately 50% cash and approximately 50% CTS Shares. This proposal of CTS was rejected by representatives of the Company later that day.

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    The CTS Board met on April 24, 1997. At this meeting, the CTS Board determined that it would be appropriate to establish a committee comprised of the two CTS directors who were not employed by either CTS or the Company to facilitate discussions of a possible business combination transaction between CTS and the Company (the "CTS Board Committee"). On April 25, 1997, the day of CTS' 1997 annual meeting of shareholders (the "CTS Annual Meeting"), representatives of the Company and of other shareholders of CTS discussed the possible adjournment of the CTS Annual Meeting. Following discussions between representatives of CTS and the Company, the CTS Annual Meeting was adjourned to June 16, 1997.

    On April 29, 1997, the Connecticut Court entered a preliminary injunction against WHX in connection with the WHX Tender Offer. The Connecticut Court ordered WHX to make further and complete disclosures on certain issues and to extend its tender offer for an additional 20 days.

    During April 29-30, 1997, the CTS Board Committee received presentations from Wasserstein Perella and J.P. Morgan as to such firms' views regarding the Company and CTS and the possible terms of a business combination transaction involving the two companies. In addition, the CTS Board Committee conducted discussions with representatives of CTS and the Company with respect to other matters relevant to a possible business combination transaction.

    On April 30, 1997, WHX amended its offer to provide that WHX is offering to purchase any and all outstanding Shares and to condition its tender offer on the inapplicability of the Company Rights Plan and Section 912 of the NYBCL, which prohibits certain transactions, including mergers, between a New York corporation, such as the Company, and a stockholder that beneficially owns 20% or more of the outstanding voting stock of such corporation for a period of five years after the acquisition of such ownership, unless the acquisition of such ownership is approved in advance by the board of directors of the company. The WHX Tender Offer is now scheduled to expire on May 20, 1997.

    On April 30, 1997, the Company executed a confidentiality agreement with a substantial multinational entity (the "Third Party"). The confidentiality agreement contained an 18-month standstill provision that prohibited the Third Party from, among other things, making any proposal to acquire securities or assets of the Company. Thereafter, representatives of the Company met with representatives of the Third Party and provided the Third Party with certain information concerning the Company. Representatives of CTS had engaged in preliminary discussions with representatives of the Third Party on April 29, 1997.

    On May 1, 1997, representatives of J.P. Morgan met with representatives of Wasserstein Perella and informally discussed a possible $55 per share offer for the Company, with approximately 50% of the consideration in cash and 50% in CTS Shares. A meeting of the CTS Board was held on May 2, 1997, at which the status of efforts regarding the possible business combination with the Company was reviewed with the CTS Board (Messrs. Lozyniak and Dorme having excused themselves from such discussion). It was the consensus of the unaffiliated CTS directors that the parties should continue to pursue a possible business combination transaction with the Company. Commencing on May 5, 1997, representatives of the Company and CTS engaged in negotiations of the terms for such a transaction, including definitive documentation.

    The Company Board met on May 7, 1997 with its financial and legal advisors to discuss the status of negotiations and the terms of a possible transaction with CTS. The Company Board also adopted an amendment to the Company Rights Plan to prevent the Rights from separating from the Company Common Stock as a result of WHX amending its offer to purchase any and all Shares. See the Company's Form 8-K, as filed with the Commission on May 9, 1997.

    On May 7, 1997, a meeting of the CTS Board was held at which the possible business combination with the Company was reviewed with the assistance of J.P. Morgan, Sommer & Barnard and Jones Day. The presentations to and discussions by the CTS Board (Messrs. Lozyniak and Dorme having excused themselves) were wide ranging and detailed, and included, among other things, (i) a presentation by Sommer & Barnard regarding the duties of directors in considering a possible business combination, (ii) a review by senior management of the discussions conducted to date with representatives of the Company, (iii) a detailed review by Jones Day of the draft merger documentation and the status of discussions thereon between the parties, (iv) a review by senior management as to how a merger could be implemented, including the expected composition of the board of directors and senior management of the combined company, and (v) a presentation by J.P. Morgan of its preliminary views of the possible transaction. The CTS Board also reviewed a detailed presentation from Jones Day regarding the terms of certain executive employment agreements and a proposed employment agreement to be entered into between CTS and Mr. Walker to replace his existing employment agreement (which expires by its terms on June 24, 1997).

    The CTS Board met again in the morning of May 9, 1997. At that meeting, the CTS Board in its entirety, and the unaffiliated CTS directors separately, approved the Merger Agreement.

    Later in the morning of May 9, 1997, the Company received a letter from the Third Party proposing to acquire the Company at $54 per Share in cash, subject to a number of conditions, including satisfactory completion of financial, legal, tax and environmental due diligence, exclusive negotiation between the Company and the Third Party regarding the acquisition of the Company (which would have required the cessation of negotiations between the Company and CTS) and a $10 million break-up fee (the "Third Party Proposal"). The Third Party also sent a letter to CTS that same morning indicating an intention to pursue the possible acquisition of the Company and a desire to work with CTS' management in connection therewith.

    Representatives of CTS contacted representatives of the Company in the morning of May 9, 1997 to report that CTS had approved the Merger Agreement earlier that morning, that CTS had received the above-described letter from the Third Party, that CTS believed that the Merger Agreement had been substantially negotiated and could be signed later that day, that CTS had invested substantial time and effort negotiating with the Company and that CTS did not wish to invest further time and effort discussing a transaction with the Company if the Company were not willing to sign a Merger Agreement on the terms which had been discussed. Accordingly, representatives of CTS informed representatives of the Company that CTS would terminate further discussions of a business combination if the Merger Agreement were not approved by the Company and signed that day. Representatives of CTS also said that CTS would not increase the consideration it was proposing in the Acquisition. In light of the Third Party Proposal, representatives of the Company proposed that CTS reduce the break-up fee contemplated by the draft merger documents that the parties had been discussing. CTS agreed in these discussions to reduce the fee to $2 million upon signing and $4 million under certain circumstances.

    Later that day, the Company Board met with its financial and legal advisors to continue the discussions begun on May 7, 1997 regarding a possible business combination transaction with CTS. At the meeting, the Company Board considered the Third Party Proposal, the WHX Tender Offer and CTS' proposal. The Company Board received a presentation by representatives of Wasserstein Perella relating to financial considerations with respect to the transactions contemplated by the Merger Agreement with CTS. Representatives of Wasserstein Perella delivered Wasserstein Perella's opinion to the effect that, based upon and subject to the matters reviewed with the Company Board, the consideration to be received by the Company's shareholders in the CTS Offer and the CTS Merger, taken together, was fair to the Company's shareholders from a financial point of view. See "--Opinion of Wasserstein Perella."

    During the deliberations of the Company Board on May 9, 1997, representatives of the Third Party sent a second letter to the Company that removed the due diligence condition and clarified that its proposal was not subject to the consent or approval by CTS. Representatives of the Company held further discussions with representatives of CTS regarding the break-up fee proposed by CTS, as a result of which CTS agreed to reduce the fee to $2 million upon the signing of the Merger Agreement and $3 million under certain circumstances. See "The Merger Agreement--Termination Fees" in the Schedule 14D-1.

    The Company Board did not communicate with the Third Party regarding the Third Party Proposal in light of (i) the fact that the Company and CTS had substantially negotiated the terms of the Merger Agreement, while there could be no assurance that the Company and the Third Party could agree as to the final terms of a merger agreement, (ii) CTS' statement that if the Merger Agreement were not approved that day it would terminate further discussions of a business combination transaction, (iii) Wasserstein Perella's opinion as to the fairness of the consideration provided for in the Merger Agreement (and the fact that representatives of Wasserstein Perella were aware of the Third Party Proposal when they delivered such opinion), and (iv) the Company Board's belief that the break-up fee and other features of the Merger Agreement would not deter a more attractive offer to acquire the Company.

    After discussion and further analysis, at its May 9, 1997 meeting, the Company Board unanimously determined to approve the CTS Offer and the CTS Merger. See "Reasons for the Recommendation." In addition, the Company Board unanimously recommended that (i) shareholders who wish to receive cash for their Shares accept the CTS Offer and tender their Shares pursuant thereto and (ii) shareholders vote in favor of approval and adoption of the Merger Agreement and the CTS Merger. At the May 9, 1997 meeting, the Company Board also reaffirmed its determination that the WHX Tender Offer was inadequate and not in the best interests of the Company and its shareholders and reaffirmed its recommendation to the Company's shareholders that they reject the WHX Tender Offer and not tender their Shares pursuant thereto. Finally, the Company Board also adopted an amendment to the Company Rights Plan to make it inapplicable to the CTS Offer, the CTS Merger and the other transactions contemplated by the Merger Agreement. See the Company's Form 8-K, as filed with the Commission on May 12, 1997.

    CTS and the Company signed the Merger Agreement on the evening of May 9, 1997 and publicly announced the transaction on May 11, 1997.

    WHX has sent a notice, dated May 8, 1997, to the Company, in compliance with the Company's advance-notice By-law provisions adopted on April 11, 1997 (i) nominating six persons for election to the Company Board at the Company Annual Meeting and (ii) proposing that a non-binding Shareholder resolution be presented to the Company's shareholders at the Company Annual Meeting recommending that the Company Board take all actions necessary, including removing any anti-takeover devices of the Company, to effect the WHX Tender Offer or to effect a transaction with a third party for cash consideration in excess of $45 per Share. On May 9, 1997, WHX filed revised preliminary proxy materials with the Commission relating to the solicitation of proxies by WHX for use at the Company Annual Meeting regarding these matters.

    On May 14, 1997, WHX said it was reviewing its options with respect to the Company.

    On May 16, 1997, CTS commenced the CTS Offer.

REASONS FOR THE RECOMMENDATION

    In approving the Merger Agreement and the transactions contemplated thereby, the Company Board considered the following factors:

        (i) the business, results of operations, financial condition and prospects of the Company and CTS and presentations by management of the Company and Wasserstein Perella;

        (ii) the presentation of Wasserstein Perella at the May 9, 1997 Company Board meeting and the opinion of Wasserstein Perella to the effect that, based upon and subject to the matters reviewed with the Company Board, the consideration to be received by the Company's shareholders in the CTS Offer and the CTS Merger taken together, pursuant to the Merger Agreement is fair to the Company's shareholders from a financial point of view; such opinion is based on various assumptions and subject to various limitations, as discussed in the opinion (see "--Opinion of Wasserstein Perella"). A copy of the opinion of Wasserstein Perella, which sets forth the factors considered and the assumptions made by Wasserstein Perella, is attached hereto as
    Exhibit 12, and incorporated herein by
    reference. SHAREHOLDERS ARE URGED TO READ THE OPINION OF WASSERSTEIN PERELLA CAREFULLY AND IN ITS ENTIRETY;

       (iii) that the transactions contemplated by the Merger Agreement include
    (a) a cash tender offer for up to 49.9% of the outstanding Shares, thereby enabling those of the Company's shareholders who wish to receive cash for some or (depending on the number of Shares tendered) all of their Shares to do so and (b) a stock-for-stock merger that would be a tax-free reorganization, thereby allowing those of the Company's shareholders who wish to participate in the future growth of the combined companies on a tax-free basis to do so;

        (iv) the terms and conditions of the Merger Agreement and that the Merger Agreement permits the Company, under certain circumstances, to furnish information to and to negotiate with third parties and to terminate the Merger Agreement upon the payment of a $3 million fee (in addition to the $2 million fee paid at signing), that such provisions apply equally to the Company and CTS (other than that CTS would be required to pay a $5 million fee and did not pay a fee at signing) and the belief of the Company Board that the provisions of the Merger Agreement would not deter a more attractive offer for the Company;

        (v) historical market prices and trading information for the Shares and the CTS Shares;

        (vi) the Company Board's familiarity with the operations and management of CTS due to the Company's significant equity ownership interest in CTS for over a decade;

       (vii) the strategic fit between the operations of the Company and those of CTS, including (x) the ability of the two companies to combine complementary product lines, reduce costs and create significant synergies and (y) the financial strength and flexibility, strong balance sheet and opportunities for growth of the combined company;

      (viii) the ability of the Company's shareholders to participate in the potential benefits of the combined company through ownership of approximately 36% of the CTS Shares following the CTS Merger (assuming the purchase of 49.9% of the Company Shares in the CTS Offer); and

        (ix) that, following the CTS Merger, (a) the CTS Board would continue to include two members from the Company's management, (b) Mr. Lozyniak would be a member of CTS' Office of the Chairman with Mr. Walker, (c) through CTS' 1998 annual shareholder's meeting, any new members to the CTS Board would have to be unanimously approved by a committee of the CTS Board consisting of, among others, Mr. Lozyniak or Patrick J. Dorme, the Company's Chief Financial Officer and (d) Messrs. Lozyniak, Kensing and Dorme would continue to be involved with the management of the Company.

    Having considered all the foregoing, the Company Board concluded that the CTS Offer and the CTS Merger, taken together, was fair to and in the best interests of the Company and its shareholders.

    The foregoing discussion of the information and factors considered by the Company Board is not intended to be exhaustive but includes all material factors considered by the Company Board. The Company Board did not assign relative weights to the foregoing factors or determine that any factor was of particular importance, and individual directors may have given differing weights to different factors. Rather, the Company Board viewed its position and recommendation as being based on the totality of the information presented to and considered by it.

    There can be no assurances that the expected benefits of the CTS Merger will be realized.

OPINION OF WASSERSTEIN PERELLA

    Wasserstein Perella delivered its oral opinion to the Company Board on May 9, 1997 (subsequently confirmed in writing) that, as of the date of such opinion, and based on the procedures followed, assumptions made, matters considered and limitations on the review undertaken, as set forth in the opinion, the consideration to be received in the CTS Offer and the CTS Merger (together, the "Transactions"), taken together, was fair to the shareholders of the Company from a financial point of view.

    A COPY OF THE OPINION OF WASSERSTEIN PERELLA, DATED MAY 9, 1997, IS ATTACHED HERETO AS EXHIBIT 12, AND INCORPORATED BY REFERENCE. SHAREHOLDERS ARE URGED TO READ THE WASSERSTEIN PERELLA OPINION IN ITS ENTIRETY FOR INFORMATION WITH RESPECT TO THE PROCEDURES FOLLOWED, ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITS OF THE REVIEW UNDERTAKEN BY WASSERSTEIN PERELLA IN RENDERING ITS OPINION. REFERENCES TO THE WASSERSTEIN PERELLA OPINION AND THE SUMMARY OF THE WASSERSTEIN PERELLA OPINION HEREIN ARE QUALIFIED BY REFERENCE TO THE FULL TEXT OF THE WASSERSTEIN PERELLA OPINION, WHICH IS INCORPORATED HEREIN BY REFERENCE. THE WASSERSTEIN PERELLA OPINION IS DIRECTED ONLY TO THE FAIRNESS, FROM A FINANCIAL POINT OF VIEW, TO THE COMPANY'S SHAREHOLDERS OF THE CONSIDERATION TO BE RECEIVED IN THE CTS OFFER AND THE CTS MERGER, TAKEN TOGETHER, PURSUANT TO THE MERGER AGREEMENT, AND WASSERSTEIN PERELLA DID NOT EXPRESS ANY VIEWS ON ANY OTHER TERMS OF THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT. SPECIFICALLY, WASSERSTEIN PERELLA'S OPINION DOES NOT ADDRESS THE COMPANY'S UNDERLYING BUSINESS DECISION TO EFFECT THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT OR CONSTITUTE A RECOMMENDATION TO ANY COMPANY SHAREHOLDER WITH RESPECT TO WHETHER SUCH HOLDER SHOULD TENDER SHARES PURSUANT TO THE CTS OFFER OR AS TO HOW SUCH SHAREHOLDER SHOULD VOTE WITH RESPECT TO THE CTS MERGER.

    In connection with rendering its opinion, Wasserstein Perella reviewed the Merger Agreement. Wasserstein Perella also reviewed and analyzed certain publicly available business and financial information relating to the Company and CTS for recent years and interim periods to the date of such opinion, as well as certain internal financial and operating information, including financial forecasts, analyses and projections prepared by or on behalf of the Company and CTS and provided to Wasserstein Perella for purposes of its analysis, and Wasserstein Perella met with representatives of the senior managements of the Company and CTS to review and discuss such information and, among other matters, the Company's and CTS' respective businesses, operations, assets, financial condition and future prospects.

    Wasserstein Perella reviewed and considered certain financial and stock market data relating to the Company and CTS, and compared that data with similar data for certain other companies, the securities of which are publicly traded, that Wasserstein Perella believed may be relevant or comparable in certain respects to the Company and CTS or one or more of their respective businesses or assets, and Wasserstein Perella reviewed and considered the financial terms of certain recent acquisitions and business combination transactions which Wasserstein Perella believed to be reasonably comparable to the transactions contemplated by the Merger Agreement or otherwise relevant to its inquiry. Wasserstein Perella also performed such other studies, analyses, and investigations and reviewed such other information as Wasserstein Perella considered appropriate for purposes of its opinion.

    Wasserstein Perella noted that, in its review and analysis and in formulating its opinion, Wasserstein Perella assumed and relied upon the accuracy and completeness of all the financial and other information provided to or discussed with it or publicly available, and did not assume any responsibility for independent verification of any of such information. Wasserstein Perella also relied upon the reasonableness and accuracy of the financial projections, forecasts and analyses provided to Wasserstein Perella and assumed, with the Company's consent, that such projections, forecasts and analyses were reasonably prepared in good faith and on bases reflecting the best currently available judgments and estimates of the Company's and CTS' management, and Wasserstein Perella expressed no opinion with respect to such projections, forecasts and analyses or the assumptions upon which they were based. In addition, Wasserstein Perella did not review any of the books and records of the Company or CTS, or assume any responsibility for conducting a physical inspection of the properties or facilities of the Company or CTS, or for making or obtaining an independent valuation or appraisal of the assets or liabilities of the Company or CTS, and no such independent valuation or appraisal was provided to Wasserstein Perella. Wasserstein Perella noted that it assumed that the transactions described in the Merger Agreement will be consummated on the terms set forth therein, without material waiver or modification. Wasserstein Perella also assumed that the

CTS Merger will qualify as a tax-free reorganization under the Code. Wasserstein Perella noted that its opinion was necessarily based on economic and market conditions and other circumstances as they existed and could be evaluated by Wasserstein Perella as of the date of such opinion. In rendering its opinion, Wasserstein Perella noted that it was not expressing any opinion as to the price at which the CTS Shares will actually trade at any time, or the market value of the consideration that the Company's shareholders will receive upon consummation of the transactions contemplated by the Merger Agreement.

    Wasserstein Perella noted that in the context of its engagement by the Company, at the direction of the Company, Wasserstein Perella did not solicit alternative offers for the Company or its assets, although Wasserstein Perella did (with the Company's permission) engage in preliminary discussions with one company (other than CTS and WHX). On May 9, 1997, such company delivered a written proposal to the Company to acquire all of the outstanding Shares for $54 per share in cash, subject to certain conditions, including the negotiation of a mutually satisfactory merger agreement.

    Set forth below is a summary of certain of the financial analyses used by Wasserstein Perella in connection with providing its opinion to the Company's Board as contained in the presentation by Wasserstein Perella to the Company's Board on May 9, 1997 (the "Wasserstein Perella Presentation").

    VALUATION ANALYSIS

    Wasserstein Perella prepared a summary pre-tax valuation reference range for each of the Company's divisions, and, by aggregating such valuation ranges with valuations for the Company's other assets, calculated an implied reference range of valuations for the Company as a whole. The divisions are IERC, Reeves-Hoffman, Waring, Ellis & Watts, Fermont, Anemostat-West and Anemostat-Scranton. Wasserstein Perella arrived at its summary valuations of the divisions by considering, among other things, as applicable, (i) discounted cash flow analysis, (ii) comparable company analysis, (iii) comparable acquisition analysis and (iv) book value. The Company's other assets are cash and approximately 2.3 million CTS Shares.

    DISCOUNTED CASH FLOW ANALYSIS. Wasserstein Perella performed a discounted cash flow analysis on each division for the years ended December 31, 1997 through 2001. Wasserstein Perella, using forecasts prepared by management of the Company for the years 1997 through 1999 and extrapolated to 2001 in consultation with management, discounted the unlevered free cash flow of each division (unlevered net income plus depreciation and amortization, less capital expenditures and changes in working capital) over the forecast period using a range of risk-adjusted discount rates (representing a range of risk-adjusted costs of capital for companies with similar and/or broader business portfolios than the applicable division). Discount rates ranges ranged from 8.0% to 11.0% (in the case of Fermont) to 13% to 16% (in the case of Reeves-Hoffman). The sum of the present values of such cash flows was then added to the present value of the applicable division's terminal value in 2001. The terminal value was calculated by multiplying the EBITDA for calendar year 2001 by multiples ranging from 4.0x to 5.5x (in the case of Fermont) to 7.5x to 9.0x (in the case of IERC and Reeves-Hoffman). Based on this analysis, Wasserstein Perella calculated a pre-tax valuation reference range of $45 million to $55 million for IERC, $20 million to $25 million for Reeves-Hoffman, $10 million to $15 million for Waring, $8 million to $10 million for Ellis & Watts, $6 million to $7 million for Fermont, $8 million to $10 million for Anemostat-West and $5 million to $10 million for Anemostat-Scranton.

    With respect to the discounted cash flow analysis, Wasserstein Perella noted that the selection of an appropriate discount rate and an appropriate multiple for determining terminal value is an inherently subjective process. The selection of an appropriate discount rate is affected by such factors as the applicable division's cost of capital and the uncertainties associated with achieving the projections provided by management of the Company. The selection of an appropriate terminal multiple involves a judgment concerning appropriate multiples of EBITDA prevailing in the market at the time such selection is made and such multiples may not be obtainable in the future. Wasserstein Perella also noted that discounted cash flow analysis is a widely used valuation methodology, but that it relies on numerous assumptions regarding the future performance of a company and the future economic environment, including earnings growth rates, unlevered free cash flows, terminal values and discount rates, all of which are inherently uncertain because they are predicated on future events and circumstances.

    COMPARABLE COMPANY ANALYSIS. Wasserstein Perella reviewed certain financial information relating to IERC, Reeves-Hoffman, Waring and Anemostat West and compared it to corresponding publicly available financial information, ratios and public market multiples for certain publicly-traded corporations. Such financial information was used to calculate multiples, including Equity Value (as defined below) to net income, Equity Value to after-tax cash flow, Equity Value to book value, Enterprise Value (as defined below) to revenues, Enterprise Value to EBITDA and Enterprise Value to EBIT. Wasserstein Perella noted that Ellis & Watts, Fermont and Anemostat-Scranton were not deemed susceptible to comparable company analysis. Wasserstein Perella's comparable company analysis for the other divisions was prepared both with and without giving effect to any change-of-control premium that may arise in connection with a transaction such as the Transactions. For the purpose of giving effect to a change-of-control premium, Wasserstein Perella included a control premium of 30% of imputed Equity Value.

    As used in the Wasserstein Perella analysis: (i) "Enterprise Value" means the sum of the Equity Value of the transaction or the company, as the case may be, plus the book value of net debt (short and long term debt less cash and short term investments), non-convertible preferred stock and minority interest and (ii) "Equity Value" and "Market Value" mean the fully-diluted equity value of the transaction or the company, as the case may be.

    Comparable companies for IERC included Aavid Thermal Technologies, Alpha Technologies Group, Inc., Zero Corp., AVX Corporation, and Vishay Intertechnology, Inc. and implied a pre-tax valuation reference range of $25 million to $35 million assuming no control premium and $33 million to $46 million assuming a control premium. Comparable companies for Reeves-Hoffman included AVX Corporation, Kemet Corporation, International Rectifier Corporation, Vishay Intertechnology, Inc., and Thomas & Betts Corporation and implied a pre-tax valuation reference range of $15 million to $20 million assuming no control premium and $20 million to $26 million assuming a control premium. Comparable companies for Waring included Specialty Equipment Companies, Inc., Premark International, Inc., The Rival Company, and Toastmaster, Inc. and implied a pre-tax valuation reference range of $5 million to $7 million assuming no control premium and $7 million to $9 million assuming a control premium. Comparable companies for Anemostat-West included Butler Manufacturing Company, Nortek, Inc., ABT Building Products Corporation, Armstrong World Industries, Inc. and United Dominion Industries, Ltd. and implied a pre-tax valuation reference range of $8 million to $12 million assuming no control premium and $10 million to $15 million assuming a control premium.

    The comparable corporations were chosen because they are publicly-traded companies with operations that, for purposes of this analysis, may be considered to be similar to the operations of a division of the Company. Wasserstein Perella observed that comparable company analysis is subject to certain limitations, including: no individual company has a business mix that precisely mirrors that of any division of the Company; and the analysis has limited applicability to a loss-making business. Accordingly, an analysis of the results of Wasserstein Perella's analysis necessarily involves certain considerations and judgments concerning differences in the financial and operating characteristics of each division which could effect the implied public trading value of the companies to which it is being compared.

    COMPARABLE ACQUISITIONS ANALYSIS. Wasserstein Perella reviewed and analyzed certain financial information based on selected mergers and acquisitions in industries considered comparable to IERC, Reeves-Hoffman, Waring and Anemostat-West. Wasserstein Perella noted that Ellis & Watts, Fermont and Anemostat-Scranton were not deemed susceptible to comparable acquisitions analysis. Wasserstein Perella considered (i) the multiples of Enterprise Value to sales, Enterprise Value to EBITDA and Enterprise Value to EBIT and (ii) the multiples of Market Value (as defined above) to net income and Market Value to book value. Based on an analysis of the transactions, the means and medians of the foregoing multiples were applied to the applicable division's corresponding 1996 information to calculate implied value ranges.

    Comparable acquisitions (listed by acquiror/acquiree) for IERC and Reeves Hoffman included Technitrol/Pulse Engineering, Vishay Intertechnology, Inc./Vitramon, Kemet/Vishay Intertechnology, Inc. (proposed), DII Group/Orbit Semiconductor and Crane Co./Interpoint and implied a pre-tax valuation reference range of $25 million to $27 million for IERC and $8 million to $10 million for Reeves-Hoffman. Comparable acquisitions for Anemostat-West included Investcorp/Falcon Building Products, Rugby Group PLC/Pioneer Plastics, and Atlas Copco Group/Milwaukee Electric Tools Corp. and implied a pre-tax valuation reference range of $8 million to $10 million. Comparable acquisitions for Waring included Berisford International/Welbilt, Health o Meter/Mr. Coffee and Honeywell/Duracraft; however, Wasserstein Perella concluded that the multiples exhibited in these transactions did not provide meaningful valuation information for Waring.

    Wasserstein Perella observed that comparable acquisitions analysis is subject to certain limitations, including: the analysis does not incorporate the time of the transactions, no single transaction is precisely comparable in business characteristics and market conditions, there is a scarcity of public disclosure on terms of comparable transactions and the financial performance of acquirees and the analysis has limited applicability to loss-making businesses. Accordingly, an analysis of the results of the foregoing necessarily involves certain considerations and judgments concerning differences in the financial and operating characteristics of the divisions and certain other characteristics which could affect the derived value of the transactions to which the divisions are being compared.

    Wasserstein Perella analyzed the pre-tax valuation reference ranges implied by its discounted cash flow analysis, comparable companies analysis and comparable acquisitions analysis as well as the book values of the divisions to obtain an implied valuation reference range for each division. The pre-tax valuation reference ranges were $30 million to $40 million for IERC, $10 million to $20 million for Reeves-Hoffman, $5 million to $10 million for Waring, $5 million to $10 million for Ellis & Watts, $5 million to $7 million for Fermont, $5 million to $10 million for Anemostat-West and up to $5 million for Anemostat-Scranton. The foregoing analysis implied a total pre-tax valuation reference range for all of the divisions of $60 million to $102 million. Wasserstein Perella then added the value of the Company's other assets, which consist of cash and CTS Shares. For purposes of this calculation, Wasserstein Perella used the May 8, 1997 closing price of CTS Shares of $61 per share. These analyses resulted in a range of values per share of the Shares of $53 to $64.

    STOCK PRICE AND EXCHANGE RATIO ANALYSES

    Wasserstein Perella reviewed the closing prices of the Shares and CTS Shares over the period from May 31, 1994 through April 30, 1997. During this period, the Shares increased from a closing price of $14.75 per share on May 31, 1994 to a closing price of $44.125 per share on April 30, 1997. During the same period, CTS Shares increased from a closing price of $25.375 per share to a closing price of $62.50 per share.

    In addition, Wasserstein Perella analyzed the ratios of closing prices of the Shares to closing prices of CTS Shares as reported on the New York Stock Exchange during various periods, compared to the exchange ratio of 0.88 CTS Shares per Share in the CTS Merger. Wasserstein Perella observed that from March 28, 1994 through March 27, 1997, the mean of the ratios of closing stock prices of the Shares to CTS Shares was 0.67x with a standard deviation of 0.06x and a high ratio of 0.88x. Wasserstein Perella also observed that the mean of the ratios of closing stock prices of the Shares to CTS Shares for various periods ending March 27, 1997 were (1) 0.64x over the prior month; (2) 0.64x over the prior three months; (3) 0.67x over the prior six months; and (4) 0.64x over the prior year.

    SELECTED PUBLIC ACQUISITION PREMIA ANALYSIS

    Wasserstein Perella reviewed mergers and acquisition transactions with values ranging from $50 million to $500 million to derive a range of premia paid over the public trading prices per share one day, one week and four weeks prior to the announcement of such transactions. However, Wasserstein Perella noted that the reasons for, and circumstances surrounding, each of the transactions analyzed were diverse and the characteristics of the companies involved were not particularly comparable to those of the Company and CTS and that premia fluctuate based on perceived growth, synergies, strategic value and the type of consideration utilized in the transaction.

    The analyses indicated that the medians of premia paid in the transactions over the public per share trading prices one day, one week and four weeks prior to the announcement of such transactions were 24.2%, 34.2% and 26.9%, respectively, and that the means of premia paid in the transactions over the public per share trading prices one day, one week and four weeks prior to the announcement of such transactions were 31.4%, 35.1% and 39.1%, respectively. The proposed premia of an assumed value of $54.34 (representing the blended value of the Transactions assuming 49.9% cash consideration and 50.1% stock consideration utilizing the CTS Offer price of $55 per Share and a CTS Shares price of $61 per share (the closing price on May 8, 1997)) over the closing price per share of the Shares on March 27, 1997 and the average trading price of the Shares during the 10, 30 and 90 days prior to the announcement of the WHX Tender Offer were 64%, 64%, 72% and 84%, respectively.

    PRO FORMA MERGER ANALYSIS

    Wasserstein Perella analyzed the pro forma impact of the Transactions on holders of CTS Shares based on estimates of fully diluted earnings per share ("EPS") and fully diluted after-tax cash flow from operations per share (defined as net income plus depreciation and amortization and herein referred to as "CFPS") for the Company and CTS prepared by their respective managements for 1997 and 1998. The pro forma analysis was based on certain assumptions set forth in the Wasserstein Perella Presentation, including the assumptions that the Transactions had been consummated on January 1, 1997, that the price of CTS Shares at consummation of the CTS Merger was $62.50 per share, and an interest rate of 9% on acquisition debt.

    Wasserstein Perella first analyzed the Transactions assuming that 49.9% of the outstanding Shares were purchased for cash and 50.1% of such shares were acquired in exchange for CTS Shares pursuant to the Transactions. This analysis showed that, without giving effect to the estimated impact of potential cost savings, the Transactions would result in increases in fully diluted EPS and CFPS of CTS Shares of approximately 4.6% and 20.6%, respectively, in 1997 and 15.3% and 23.8%, respectively, in 1998, in each case as compared to CTS on a stand-alone basis. After giving effect to $2 million of annual pre-tax corporate and operating cost savings as preliminarily estimated by Company and CTS management, the Transactions would result in increases in fully diluted EPS and CFPS of CTS Shares of approximately 11.1% and 24.5%, respectively, in 1997 and 20.1% and 27.0%, respectively, in 1998, in each case as compared to CTS on a stand-alone basis.

    Wasserstein Perella also analyzed the pro forma impact of the Transactions on certain interest coverage ratios and debt ratios assuming that 49.9% of the outstanding Shares were acquired for cash and the remaining shares were acquired in exchange for CTS Shares pursuant to the Transactions. These analyses showed that CTS' EBITDA to interest coverage ratio would be 5.5x and 7.4x, respectively, in 1997 and 1998 assuming no cost savings and 5.7x and 7.7x, respectively, assuming $2 million of annual cost savings. CTS' EBIT to interest coverage ratio would be 3.8x and 5.5x, respectively, in 1997 and 1998 assuming no cost savings and 4.0x and 5.8x, respectively, assuming $2 million of annual cost savings. CTS' net debt as a percentage of total capitalization would be 41.3% and 36.3%, respectively, at the outset of 1997 and 1998 assuming no cost savings and 41.3% and 35.7%, respectively, assuming $2 million of annual cost savings.

    Wasserstein Perella also analyzed the Transactions assuming that 25% of the outstanding Shares were purchased for cash and 75% of such Shares were acquired in exchange for CTS Shares pursuant to the Transactions. This analysis showed that, without giving effect to the estimated impact of potential cost savings, the Transactions would result in increases in fully diluted EPS and CFPS of CTS Shares of approximately 1.4% and 9.8%, respectively, in 1997 and 7.2% and 11.1%, respectively, in 1998, in each case as compared to CTS on a stand-alone basis. After giving effect to $2 million of annual pre-tax corporate and operating cost savings as preliminarily estimated by Company and CTS management, the Transactions would result in increases in fully diluted EPS and CFPS of CTS Shares of approximately 6.9% and 13.0%, respectively, in 1997 and 11.3% and 13.7%, respectively, in 1998, in each case as compared to CTS on a stand-alone basis.

    Wasserstein Perella also analyzed the pro forma impact of the Transactions on certain interest coverage ratios and debt ratios assuming that 25% of the outstanding Shares were acquired for cash and the remaining shares were acquired in exchange for CTS Shares pursuant to the Transactions. These analyses showed that CTS' EBITDA to interest coverage ratio would be 9.3x and 13.5x, respectively, in 1997 and 1998 assuming no cost savings and 9.7x and 14.2x, respectively, assuming $2 million of annual cost savings. CTS' EBIT to interest coverage ratio would be 6.4x and 10.0x, respectively, in 1997 and 1998 assuming no cost savings and 6.8x and 10.6x, respectively, assuming $2 million of annual cost savings. CTS' net debt as a percentage of total capitalization would be 15.2% and 10.6%, respectively, at the outset of 1997 and 1998 assuming no cost savings and 15.2% and 10.0%, respectively, assuming $2 million of annual cost savings.

    Wasserstein Perella also analyzed the Transactions assuming that all of the outstanding Shares were acquired in exchange for CTS Shares pursuant to the CTS Merger. This analysis showed that, without giving effect to the estimated impact of potential cost savings, the Transactions would result in increases (decreases) in fully diluted EPS and CFPS of CTS Shares of approximately (0.9%) and 1.8%, respectively, in 1997 and 1.4% and 1.8%, respectively, in 1998, in each case as compared to CTS on a stand-alone basis. After giving effect to $2 million of annual pre-tax corporate and operating cost savings as estimated by Company and CTS management, the Transactions would result in increases in fully diluted EPS and CFPS of CTS Shares of approximately 3.8% and 4.6%, respectively, in 1997 and 4.8% and 4.0%, respectively, in 1998, in each case as compared to CTS on a stand-alone basis.

    Wasserstein Perella also analyzed the pro forma impact of the Transactions on certain interest coverage ratios and debt ratios assuming that all of the outstanding Shares were acquired in exchange for CTS Shares pursuant to the CTS Merger. These analyses showed that CTS' EBITDA to interest coverage ratio would be 32.2x and 80.8x, respectively, in 1997 and 1998 assuming no cost savings and 34.4x and 90.7x, respectively, assuming $2 million of annual cost savings. CTS' EBIT to interest coverage ratio would be 22.3x and 59.9x, respectively, in 1997 and 1998 assuming no cost savings and 24.1x and 67.8x, respectively, assuming $2 million annual cost savings. CTS' net debt as a percentage of total capitalization would be negative 11.0% and negative 15.1%, respectively, at the outset of 1997 and 1998 assuming no cost savings and negative 11.0% and negative 15.7%, respectively, assuming $2 million of annual cost savings.

    CTS

    Wasserstein Perella compared the trading price of CTS Shares to certain financial information, ratios and public market multiples for certain publicly-traded companies. Such financial information was used to calculate multiples, including Equity Value to net income, Equity Value to after-tax cash flow, Equity Value to book value, Enterprise Value to revenues, Enterprise Value to EBITDA and Enterprise Value to EBIT. Comparable companies for CTS included AVX Corporation, Vishay Intertechnology, Inc., AMP Incorporated, Berg Electronics Corporation and Kemet Corporation. Wasserstein Perella observed that
(i) the trading price of CTS Shares of $49.75 per share on March 27, 1997 (the day prior to the WHX Tender Offer) indicated discounts from the comparable company multiples ranging from 33% to 59% and (ii) the trading price of CTS Shares of $61.00 per share on May 8, 1997 indicated discounts from the comparable company multiples ranging from 18% to 49%.

    The comparable corporations were chosen because they are publicly-traded companies with operations that, for purposes of analysis, may be considered to be similar to CTS. No company considered in Wasserstein Perella's analysis is identical to CTS. Accordingly, an analysis of the results of Wasserstein Perella's analysis necessarily involves certain considerations and judgments concerning differences in the financial and operating characteristics of CTS which could affect the multiples of the companies to which it is being compared.

                            ------------------------

    The foregoing summary does not purport to be a complete description of the Wasserstein Perella Presentation or the analyses performed by Wasserstein Perella. The preparation of financial analyses and fairness opinions is a complex process and is not necessarily susceptible to partial analysis or summary description. Wasserstein Perella believes that its analyses (and the summary set forth above) must be considered as a whole, and that selecting portions of such analyses and of the factors considered by Wasserstein Perella, without considering all of such analyses and factors, could create an incomplete view of the processes underlying the analyses conducted by Wasserstein Perella and its opinion. Wasserstein Perella made no attempt to assign specific weights to particular analyses. Any estimates contained in Wasserstein Perella's analyses are not necessarily indicative of actual value, which may be significantly more or less favorable than as set forth therein. Estimates of values of companies do not purport to be appraisals or necessarily to reflect the prices at which companies may actually be sold.

    Wasserstein Perella was retained to act as the Company's financial advisor in connection with the WHX Tender Offer and related matters based on Wasserstein Perella's qualifications, expertise, reputation and experience with respect to transactions similar to those contemplated by the Merger Agreement. Wasserstein Perella, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. In the ordinary course of business, Wasserstein Perella and its affiliates may actively trade the debt and equity securities of the Company and CTS and their respective affiliates for their own accounts and for the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    Wasserstein Perella was retained, pursuant to the terms of a letter agreement, dated as of April 4, 1997 (the "Letter Agreement"), to provide financial advisory services with regard to the Company's review of the WHX Tender Offer, any acquisition of or similar business combination involving the Company or a significant portion of the Company's assets or any alternative transaction (each, an "Alternative Business Combination"). Wasserstein Perella also agreed to provide, in accordance with its customary practice, an opinion to the Company Board with respect to the adequacy or fairness, from a financial point of view, of the consideration to be paid or received, as the case may be, in any Alternative Business Combination. The Company paid Wasserstein Perella a fee of $150,000 in cash on the date the Letter Agreement was executed, which fee is to be credited against any other fees earned by Wasserstein Perella pursuant to the Letter Agreement. The Company has also agreed to pay Wasserstein Perella a fee, in connection with any Alternative Business Combination, equal to 0.875% of the aggregate value of such Alternative Business Combination, as determined in accordance with the Letter Agreement, or a fee of $750,000 if, after the passage of one year from the date of the Letter Agreement, no Alternative Business Combination shall have been consummated. The Company has also agreed to reimburse Wasserstein Perella for its reasonable out-of-pocket expenses, including the fees, disbursements and other costs of counsel and of other consultants and advisors retained by Wasserstein Perella in connection with its activities contemplated by the Letter Agreement, and to indemnify Wasserstein Perella for certain liabilities arising out of actions taken under the Letter Agreement.

    In the ordinary course of its business, Wasserstein Perella or its affiliates may actively trade or otherwise effect transactions in the securities of the Company for its own account and for the account of its customers and, accordingly, may hold long or short positions in such securities.

    Except as disclosed herein, neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to security holders on its behalf concerning the CTS Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

    (a) No transactions in the Shares have been effected during the past 60 days by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company, except that (i) on April 11, 1997, the Compensation Committee of the Company Board awarded 22,000 shares of restricted stock to certain officers of the Company or its subsidiaries, including 5,000 shares to Ronald Steiner and (ii) the Company has purchased an aggregate of 376 Shares from the Company's 401(k) plan and pursuant to its odd-lot purchase program at prices ranging from $30.875 to $53.625.

    (b) To the best of the Company's knowledge, no executive officer, director, affiliate or subsidiary of the Company currently intends to tender, pursuant to the CTS Offer, any Shares that are held of record or beneficially owned by such person or to otherwise sell any such Shares other than pursuant to the CTS Merger, except that one director of the Company currently intends to tender approximately 1,000 Shares pursuant to the CTS Offer.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY SUBJECT COMPANY.

    (a) Except as set forth in this Schedule 14D-9, the Company is not engaged in any negotiation in response to the CTS Offer that relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

    (b) To the best of the Company's knowledge, there are currently no transactions, board resolutions, agreements in principle or signed contracts in response to the CTS Offer, other than as described in Item 3(b) of this Schedule, that relate to or would result in one or more of the matters referred to in Item 7(a).

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

    (A) CERTIFICATE OF INCORPORATION

    The Company Charter provides that 80% of the outstanding voting stock of the Company is required to approve a merger of the Company with another person if the other person is the "beneficial owner" of 5% or more of the outstanding voting stock unless (i) the transaction is consistent with a memorandum of understanding approved by the Company Board prior to the time such person shall have become the beneficial owner of 5% or more of the outstanding voting stock or (ii) the Company and its subsidiaries own a majority of the outstanding voting stock of such person. Because the Company Board has approved the Merger Agreement and the transactions contemplated thereby, the 80% vote requirement will not apply to the CTS Merger. Under the NYBCL, a two-thirds vote of the shareholders of the Company will be necessary to approve the Merger Agreement and the CTS Merger.

    (B) LITIGATION

    On April 1, 1997, a suit was filed in the Supreme Court of the State of New York, County of New York, by an alleged stockholder of the Company against the Company and the members of the Company Board (the "Individual Defendants"). The suit was filed as a purported class action on behalf of the public shareholders of the Company except the defendants and their affiliates. The complaint alleges, among other things, that the Individual Defendants have breached their fiduciary duties to plaintiffs in connection with the WHX Tender Offer by (i) failing and refusing to take steps necessary to maximize shareholder value, including considering the WHX Tender Offer, (ii) using their fiduciary positions of control to thwart others in their attempt to acquire the Company and (iii) entrenching themselves in their positions with the

Company. The complaint seeks, among other things, (i) class certification, (ii) an order requiring the Individual Defendants to carry out their fiduciary duties to plaintiff by (a) cooperating with any person expressing an interest in acquiring the Company, (b) taking appropriate action to enhance the value of the Company, (c) acting independently to protect the interests of the Company's public shareholders and (d) ensuring that no conflicts exist between the interests of the Individual Defendants and those of the Company's public shareholders, (iii) damages from the Individual Defendants and (iv) an award of the plaintiff's costs and disbursements, including reasonable attorneys' fees.

    The foregoing description is qualified by reference to the text of the complaint, a copy of which is filed as Exhibit 13 hereto.

    (C) NYBCL 912

    Section 912 of the NYBCL regulates certain business combinations, including mergers, of a New York corporation, such as the Company, with a stockholder that beneficially owns 20% or more of the outstanding voting stock of such corporation. Because the Company Board has approved the Merger Agreement and the transactions contemplated thereby, section 912 of the NYBCL will not apply to the CTS Merger.

    (D) COMPANY RIGHTS PLAN

    Each Right issued pursuant to the Company Rights Plan entitles the holder thereof to purchase one one-hundredth of a share of Series A Cumulative Participating Preferred Stock of the Company at an exercise price of $80, subject to adjustment, in the event that (i) a person, together with all affiliates and associates of such person, has acquired, or obtained the right to acquire, the beneficial ownership of 20% or more of the outstanding Shares in a transaction not approved by the Company Board prior to such acquisition or (ii) a person has commenced a tender offer for 25% or more of the Shares. For a more complete description of the Company Rights Plan, see the Company's Form 8-A, dated January 30, 1986, and the Company's Forms 8-K, dated as of December 27, 1995, May 9, 1997 and May 12, 1997, each as filed with the Commission. The Company has entered into an amendment to the Company Rights Plan to make it inapplicable to the CTS Offer, the CTS Merger or the other transactions contemplated by the Merger Agreement. See the Company's Form 8-K, dated May 12, 1997, as filed with the Commission.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

  EXHIBIT
    NO.                                        DESCRIPTION
------------  -----------------------------------------------------------------------------

Exhibit 1     Agreement and Plan of Merger, dated as of May 9, 1997, by and among Dynamics
              Corporation of America, CTS Corporation and CTS First Acquisition Corp.

Exhibit 2     Amendment to Employment Agreement, dated as of April 11, 1997, by and between
              Dynamics Corporation of America and Andrew Lozyniak.

Exhibit 3     Amendment to Employment Agreement, dated as of April 11, 1997, by and between
              Dynamics Corporation of America and Patrick J. Dorme.

Exhibit 4     Amendment to Employment Agreement, dated as of April 11, 1997, by and between
              Dynamics Corporation of America and Henry V. Kensing.

Exhibit 5     Form of Trust Agreement amendment.

Exhibit 6     Form of Severance Agreement.

Exhibit 7     Amendment to Dynamics Corporation of America 1980 Restricted Stock and Cash
              Bonus Plan, dated as of April 11, 1997.

Exhibit 8     Employment Agreement, dated as of May 9, 1997, by and among CTS Corporation,
              Dynamics Corporation of America and Andrew Lozyniak.

Exhibit 9     Employment Agreement, dated as of May 9, 1997, by and among CTS Corporation,
              Dynamics Corporation of America and Patrick J. Dorme.

Exhibit 10    Employment Agreement, dated as of May 9, 1997, by and among CTS Corporation,
              Dynamics Corporation of America and Henry V. Kensing.

Exhibit 11    Confidentiality Agreement, dated April 14, 1997, between Dynamics Corporation of America and CTS Corporation.

Exhibit 12    Opinion of Wasserstein Perella & Co., Inc., dated May 9, 1997.*

Exhibit 13    Complaint in KENNETH STEINER V. ANDREW LOZYNIAK ET AL. (Index No. 97-601661)
              filed in the Supreme Court of the State of New York, County of New York, on
              April 1, 1997.

Exhibit 14    Letter to Shareholders, dated May 16, 1997.*

Exhibit 15    Press Release issued by Dynamics Corporation of America, dated May 12, 1997.

------------------------

*   Included in copies of the Schedule 14D-9 mailed to shareholders.

                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 16, 1997                            DYNAMICS CORPORATION OF AMERICA

                                                                  By: /s/ HENRY V. KENSING
                                                                    ----------------------------------------------
                                                                    Henry V. Kensing
                                                                  Vice President, General Counsel and
                                                                    Secretary

                                                                      SCHEDULE I

                          DYNAMICS CORPORATION OF AMERICA

                               475 Steamboat Road

                       Greenwich, Connecticut 06830-7197

                       INFORMATION STATEMENT PURSUANT TO

                  SECTION 14(f) OF THE SECURITIES EXCHANGE ACT

                       OF 1934 AND RULE 14f-1 THEREUNDER

    This Information Statement is being mailed on or about May 16, 1997, as part of the Company's Schedule 14D-9. You are receiving this Information Statement in connection with the possible election of persons designated by CTS to a majority of the seats on the Company Board. The Merger Agreement provides that promptly upon the purchase of Shares by CTS pursuant to the CTS Offer, and from time to time thereafter, CTS will be entitled to designate such number of directors, rounded up to the next whole number, as will give CTS representation on the Company Board proportionate with the percentage of Shares purchased in the CTS Offer and, in any event, if the number of Shares purchased pursuant to the CTS Offer equals or exceeds 49.9% of the outstanding Shares, the Company has agreed that CTS' designees (the "CTS Designees") will constitute a majority of the Company Board. See "The Merger and The Merger Agreement--Rights to Designate Directors; CTS Designees" in the Offer to Purchase mailed herewith.

    You are urged to read this Information Statement carefully. You are not, however, required to take any action. Capitalized terms used herein shall have the meaning set forth in the Schedule 14D-9.

    Pursuant to the Merger Agreement, CTS commenced the CTS Offer on May 16, 1997. The CTS Offer is scheduled to expire at 12:00 midnight, Eastern Time, on Friday, June 13, 1997, unless the CTS Offer is extended.

    The information contained in this Information Statement concerning CTS, Sub and the CTS Designees (hereinafter defined) has been furnished to the Company by CTS, and the Company assumes no responsibility for the accuracy or completeness of such information.

                   BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

GENERAL

    As of May 8, 1997, there were 3,835,171 voting Shares outstanding and 3,571 non-voting Shares outstanding. The Shares are the only class of voting securities of the Company outstanding, and each voting Share has one vote. The Company Board is divided into three classes and currently consists of nine members. Each directors holds office until such director's successor is elected and qualified or until such director's earlier resignation, death or removal.

CTS DESIGNEES

    The CTS Designees will be selected by CTS from among the individuals listed below. Each of the following individuals has consented to serve as a director of the Company if appointed or elected. None of CTS Designees currently is a director of, or holds any position with, the Company. To the best of CTS' knowledge, except as set forth below and in the Offer to Purchase, none of CTS Designees or any of their associates beneficially owns any equity securities or rights to acquire securities of the Company, nor has any such person been involved in any transaction with the Company or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules and regulations of the Commission. The name, age, present principal occupation or employment and five-year employment history of each of the following individuals are set forth below. Each person is a citizen of the United States and the business address of each such person is c/o CTS Corporation, 905 West Boulevard North, Elkart, Indiana 46514, unless otherwise provided.

                                                                             PRINCIPAL OCCUPATION
                                                                              OR EMPLOYMENT AND
                                             AGE                                DIRECTORSHIPS
                                             ---      ------------------------------------------------------------------
Joseph P. Walker(1)....................          58   Director, Chairman of the Board, President and Chief Executive
                                                      Officer and Chairman of the Executive Committee of CTS. During the
                                                      past five years, Mr. Walker has served in his present capacities at CTS. Mr. Walker is a director of NBD Bank, N.A.
Stanley J. Aris........................          57   Vice President Finance and Chief Financial Officer of CTS. During
                                                      the past five years, Mr. Aris has served in his present capacity at CTS and prior to that, as a business consultant.
Jeannine M. Davis......................          48   Vice President, General Counsel and Secretary of CTS. During the
                                                      past five years, Ms. Davis has served in her present capacity at
                                                      CTS.
James L. Cummins.......................          42   Vice President Human Resources of CTS. During the past five years,
                                                      Mr. Cummins has served in his present capacity at CTS and prior to that, as Director, Human Resources, of CTS.
James N. Hufford.......................          57   Vice President Research, Development and Engineering of CTS.
                                                      During the past five years, Mr. Hufford has served in his present capacity at CTS and prior to that, as Director of Corporate
                                                      Research, Development and Engineering of CTS.
Donald R. Schroeder....................          49   Vice President Sales and Marketing of CTS. During the past five years, Mr. Schroeder has served in his present capacity at CTS and prior to that as Business Development Manager for the CTS
                                                      Microelectronics business unit.

                                                                             PRINCIPAL OCCUPATION
                                                                              OR EMPLOYMENT AND
                                             AGE                                DIRECTORSHIPS
                                             ---      ------------------------------------------------------------------
George T. Newhart......................          54   Corporate Controller of CTS. During the past five year, Mr.
                                                      Newhart has served in his present capacity at CTS.
Gary N. Hoipkemier.....................          42   Treasurer of CTS. During the past five years, Mr. Hoipkemier has served in his present capacity at CTS.
William J. Kaska.......................          55   Vice President and General Manager, Automotive Products, for CTS.
                                                      During the past five years, Mr. Kaska has served in his present capacity at CTS.
R. Clayton Crum........................          49   Vice President and General Manager, Electrocomponents, for CTS.
                                                      During the past five years, Mr. Crum has served in his present capacity at CTS and prior to that as General Manager of the
                                                      Component Capacitor Business of General Electric Company.

------------------------

(1) Mr. Walker's wife owns 853 Shares. Mr. Walker disclaims beneficial ownership of such Shares.

DIRECTORS OF THE COMPANY

    The name, age, present principal occupation or employment, five-year employment history and Share ownership of the current directors of the Company are set forth below. Each person is a citizen of the United States and the business address of each such person is c/o Dynamics Corporation of America, 475 Steamboat Road, Greenwich, Connecticut 06830-7197.

                                                                            SHARES OF
                                                                           COMMON STOCK
                                                                           BENEFICIALLY     PERCENT    YEAR FIRST
                                                  PRINCIPAL                OWNED AS OF     OF COMMON     BECAME
NAME AND AGE                                     OCCUPATION               MAY 1, 1997(1)     STOCK      DIRECTOR
-----------------------------------  -----------------------------------  --------------  -----------  -----------
Harold Cohan--72...................  Business Consultant                          2,164            *         1986
Frank A. Gunther--89...............  President, Highpoint Enterprises             4,666(2)          *        1966
                                     Incorporated, radio and microwave
                                     communications engineering
Henry V. Kensing--63...............  Vice President, General Counsel and     14,169.246(3)          *        1977
                                     Secretary of the Company
Andrew Lozyniak--65................  Chairman of the Board and President    181,428.189(4)      4.75%        1970
                                     of the Company
Patrick J. Dorme--61...............  Vice President of Finance and Chief     34,944.803(5)          *        1985
                                     Financial Officer of the Company
Russell H. Knisel--63..............  Business Consultant                            904            *         1993
Saul Sperber--83...................  Financial Advisor                            4,279            *         1974
Ronald Steiner--58.................  President of International                  12,500            *         1997
                                     Electronic Research Corporation
John Thompson--62..................  Principal of IMCOR, a management                 0            *         1997
                                     firm

------------------------

*   Less than 1%.

(1) In each case, beneficial ownership consists of sole voting and investment power, except that l,000 shares of Mr. Cohan and 500 shares of Mr. Knisel are owned jointly with their respective spouses. Beneficial ownership as of May 1, 1997 includes common stock units credited to the accounts of non-employee directors under the Company's Stock Retirement Plan for Outside Directors described below. Except as referred to herein, no nominee or director owns beneficially any security of the Company. In addition Messrs. Dorme, Kensing and Lozyniak, as members of the Pension Committee for the Retirement Plan for Employees of Dynamics Corporation of America, have the right to instruct the Trustee to vote 100,000 shares of the Company's common stock, which shares are not included in the foregoing tables.

(2) In addition, Mrs. Gunther owns 600 shares. Mr. Gunther disclaims beneficial ownership of such shares.

(3) In addition, Mrs. Kensing owns 7,500 shares. Mr. Kensing disclaims beneficial ownership of such shares.

(4) In addition, Mrs. Lozyniak owns 15,100 shares. Mr. Lozyniak disclaims beneficial ownership of such shares.

(5) In addition, Mrs. Dorme owns 18,000 shares. Mr. Dorme disclaims beneficial ownership of such shares.
                            ------------------------

    There is no family relationship between any director, executive officer or person nominated or chosen by the Board of Directors to become a director or executive officer. There are no arrangements or understandings between any director and any other person pursuant to which the director was selected as a director.

    The business experience of each of the nominees and directors during the past five years is as listed above under principal occupation with the exception of Mr. Knisel, Mr. Sperber, Mr. Thompson and Mr. Steiner.

    Mr. Knisel's present occupation is and has been since January 1, 1994 as listed above. Mr. Knisel retired as Vice Chairman of Shawmut Bank on December 31, 1993, a position he held for more than five years prior to his retirement.

    Mr. Sperber's present occupation is and has been since February 9, 1993 as listed above. From May 1, 1989 to February 9, 1993, Mr. Sperber was an accountant with Salerno & Co., Certified Public Accountants.

    Mr. Thompson present occupation is and has been since April 1988, the Chairman and CEO of IMCOR,Inc., a management consulting firm.

    Mr. Steiner present occupation is and has been since 1992, the President of International Electronic Research Corporation, a subsidiary of the Company ("IERC"). Prior to that Mr. Steiner has served as Director of Operations, Vice President of Operations and Executive Vice President of IERC since joining IERC in April 1985.

    Messrs. Lozyniak and Dorme also serve as directors of CTS Corporation, an electronic components manufacturing company; the Company owns approximately 44.1% of the issued and outstanding common shares of CTS Corporation. Mr. Lozyniak is also a director of Physicians Health Services, Inc., a corporation engaged in the delivery of managed care health services.

    The Company has a standing Audit Committee of the Board of Directors which is comprised of Messrs. Cohan (Chairman), Gunther, Knisel and Sperber, and which met twice during the year 1996. It performs the following functions: recommends the engagement of the independent auditors, reviews the scope and the results of the audit, reviews the recommendations and comments of the independent auditors with respect to internal controls and the consideration given or the corrective action taken by management, reviews internal accounting procedures and controls with the Company's financial and accounting staff and reviews non-audit services provided by the independent auditors.

    The Company has a standing Compensation Committee of the Board of Directors which is comprised of Messrs. Knisel (Chairman), Cohan, Gunther and Sperber and which met once during the year 1996. It considers and acts upon all matters dealing with executive compensation, including executive contracts, incentive compensation plans and the 1980 Restricted Stock and Cash Bonus Plan.

    The Company has no nominating or similar committee.

    During the year 1996 the Board of Directors held twelve meetings. Each director attended all of the meetings of the Board of Directors and of the Committees on which he served, except that two directors were each absent from one meeting of the Board of Directors and an Audit Committee member was absent from one meeting of the Committee.

    Directors who are employees of the Company and are compensated as such receive no additional compensation for their services as directors. Other directors receive an annual retainer of $10,000 plus $800 as a fee for attendance at each meeting of the Board. No fee is paid for services on any committee of the Board.

    Effective January 1, 1993, the Company agreed to reimburse outside directors for certain covered prescription drug charges incurred by the directors or their spouses net of any reimbursement from any other group coverage and/or individual coverage independently arranged by the director or his spouse. Under this program, no more than $25,000 in reimbursement may be paid to any outside director over the entire life of the program ($50,000 in case an outside director's spouse also participates in the program). The program is subject to amendment or termination at the discretion of the Company. During 1996, pursuant to the program, the amount following each director's name was paid: Harold Cohan $358; Frank A. Gunther $5,073; and Saul Sperber $1,222.

    On June 26, 1986, the Company adopted The Dynamics Corporation of America Stock Retirement Plan For Outside Directors (the "Plan"). Under the Plan, separate accounts are opened by the Company in the names of non-employee directors. On January 1 of each year, starting in 1987, a Deferred Stock Account in the name of each outside director is credited with 100 Common Stock Units if said director was an outside director of the Company on the last day of the immediately preceding calendar year or ceased to be a director during such preceding calendar year by reason of his retirement, disability or death. In addition, on January 1, 1987 the Company credited to the Deferred Stock Account of each such director 50 Common Stock Units for each complete calendar year of his service to the Company as an outside director prior to January 1, 1986. Each Deferred Stock Account will also be credited with Common Stock Units when credits equivalent to cash dividends on the shares in an account aggregate an amount equal to the value of a share of Common Stock on a dividend payment date. All Deferred Stock Units in a director's account will be distributed in Common Stock as of January 1st after the director leaves the board from treasury shares held by the Company. Until such time the Company's obligation under the Plan is an unsecured promise to deliver shares of Common Stock. No Common Stock will be held in trust or as a segregated fund because of the Plan. In 1996 four members of the Board of Directors were eligible to participate in the Plan. The Company expensed an aggregate of $11,300 in respect of Common Stock Units credited on January 1, 1997 to the accounts of the eligible directors as a group for the year 1996 pursuant to the Plan.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

    On or about May 1, 1997, to the knowledge of the Company, the following table shows the only entities which owned beneficially more than 5% of the Common Stock issued and outstanding on that date.

NAME AND ADDRESS                                                                             NUMBER OF   PERCENT OF
  OF BENEFICIAL OWNER                                                                        SHARES(1)      CLASS
------------------------------------------------------------------------------------------  -----------  -----------
GAMCO Investors, Inc. ....................................................................     583,900        15.21%
Gabelli Funds, Inc. ......................................................................     139,500         3.63%
Gabelli Foundation, Inc. .................................................................      26,000         0.68%
Gabelli International, Limited............................................................       1,500          .04%
  One Corporate Center
  Rye, NY 10580-1435
Dimensional Fund Advisors Inc. ...........................................................     311,950         8.13%
  1299 Ocean Avenue, 11th Floor
  Santa Monica, California 90401

------------------------

(1) Information with respect to beneficial ownership is based on information furnished by the beneficial owners named above. Under the rules of the Securities and Exchange Commission, beneficial ownership is determined by the possession of either voting or investment power.

    Each of the above Gabelli entities has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the securities reported for it, either for its own benefit or for the benefit of its investment clients or its partners, as the case may be, except that GAMCO Investors, Inc. does not have authority to vote 56,500 of the reported shares, and except that Gabelli Funds, Inc. shares with the Board of Directors of The Gabelli Asset Fund, The Gabelli Growth Fund, The Gabelli

Convertible Securities Fund and/or The Gabelli Value Fund Inc. voting power with respect to the 153,000 shares held by such funds, so long as the aggregate voting interest of all joint filers does not exceed 25% of the issuer's total voting interest and, in that event, the Proxy Voting Committee of each fund shall respectively vote that fund's shares.

    Dimensional Fund Advisors Inc. has asked that the following language be used when describing the beneficial ownership of the shares it holds. Dimensional Fund Advisors Inc. ("Dimensional"), a registered investment advisor, is deemed to have beneficial ownership of 311,950 shares of Dynamics Corporation of America stock as of December 31, 1996, all of which shares are held in portfolios of DFA Investment Dimensions Group Inc., a registered open-end investment company, or in series of The DFA Investment Trust Company, a Delaware business trust, or the DFA Group Trust and the DFA Participating Group Trust, investment vehicles for qualified employee benefit plans, all of which Dimensional serves as investment manager. Dimensional disclaims beneficial ownership of all such shares. Dimensional has sole voting power over 180,050 shares and officers of DFA Investment Dimensions Group Inc. and The DFA Investment Trust Company vote 131,900 shares.

                            ------------------------

    All officers and directors of the Company as a group owned as of May 1, 1997 an aggregate of 273,918 shares of Common Stock or approximately 7.1% of the Common Stock issued and outstanding on that date.

COMPLIANCE WITH SECTION 16(A) OF THE SECURITIES EXCHANGE ACT OF 1934

    To the Company's knowledge, based solely on its review of the copies of changes of ownership of Common Stock and other equity securities furnished to the Company and written representations that no other reports were required to be filed during the year 1996 and to date, all Section 16(a) filing requirements applicable to its officers, directors and greater than ten percent beneficial owners were complied with.

EXECUTIVE COMPENSATION

    The following table sets forth current and long-term compensation information for each of the last three fiscal years of the Chief Executive Officer and each of the other executive officers whose salary and bonus for the fiscal year 1996 exceeded the disclosure threshold established by the Securities and Exchange Commission.

                           SUMMARY COMPENSATION TABLE

                                                                                    LONG TERM
                                                                                  COMPENSATION
                                                                                  -------------
                                                     ANNUAL COMPENSATION           RESTRICTED
                                             -----------------------------------      STOCK           ALL OTHER
NAME AND PRINCIPAL POSITION (5)                YEAR     SALARY($)(1) BONUS($)(2)  AWARDS($)(3)   COMPENSATION($)(4)
-------------------------------------------  ---------  -----------  -----------  -------------  -------------------
Andrew Lozyniak, Chairman of the Board and
  President................................       1996     351,489           --            --            14,792
                                                  1995     333,316           --            --            14,250
                                                  1994     182,568           --       147,500            11,888
Henry V. Kensing, Vice President, General
  Counsel, Secretary and a Director........       1996     182,568       10,000            --             5,831
                                                  1995     177,536       10,000            --             5,651
                                                  1994     173,123       10,000       110,625             5,402
Patrick J. Dorme, Vice President --
  Finance, Chief Financial Officer and a
  Director.................................       1996     151,749       10,000            --             4,571
                                                  1995     147,566       10,000            --             4,431
                                                  1994     143,898       10,000       110,625             4,248

------------------------

(1) Includes salaries deferred in 1996 under the DCA Savings and Investment Plan pursuant to Section 401(k) of the Internal Revenue Code (see Savings and Investment Plan below).

(2) Includes bonuses paid to the executives shown in the table in the last three years pursuant to the Company's incentive performance plan. The Board of Directors has determined to continue for 1997 a policy of awarding bonuses on the basis of results on both an overall and divisional basis, and on individual performance as described in the Report of the Compensation Committee included herein.

(3) The number of restricted shares awarded in 1994 under the Plan to the executives named were as follows: Mr. Lozyniak, 10,000; Mr. Kensing, 7,500; Mr. Dorme, 7,500. The value of the restricted stock awards in 1994 was determined by multiplying the fair market value of the Company's common stock on the date of grant by the number of shares awarded. As of December 31, 1996, the number and value of aggregate restricted stock award holdings were as follows: 6,000 shares ($169,500) by Mr. Lozyniak; 4,500 shares ($127,125) by Mr. Kensing and 4,500 shares ($127,125) by Mr. Dorme. Restrictions lapse each year after the first year with respect to 20% of the shares awarded in prior years under the Plan and cash bonuses are paid to the holders thereof as called for by the Plan. The aggregate amount of cash compensation paid, in 1996, 1995, and 1994, for the executives named is as follows:

Mr. Lozyniak..............................       1996  $  99,000       1995  $  95,750       1994  $  26,500
Mr. Kensing...............................       1996  $  62,250       1995  $  59,438       1994  $  13,250
Mr. Dorme.................................       1996  $  62,250       1995  $  59,438       1994  $  13,250

    Pursuant to the Plan, regular cash dividends are paid to holders of restricted stock awarded under the Plan.

    This Plan has a change of control provision under which, upon a change of control of the Company, all restrictions on shares awarded under the Plan will lapse and cash bonuses will be paid on those shares.

(4) Includes the amounts contributed under the 401(k) Plan by the Company and the imputed income value of the term life insurance portion of the coverage under "split-dollar" life insurance policies.

(5) Employment Agreements. As of February 1, 1996, the Company entered into five year employment agreements with Andrew Lozyniak, Henry V. Kensing and Patrick J. Dorme.

        The Board of Directors annually reviews the contributions of Messrs. Lozyniak, Kensing and Dorme to the Company and may increase their salary rates in accordance with such contributions. In addition, such rates will be increased on March 1st of each year by no less than the annual percentage increase in the consumer price index for the prior calendar year.

        The employment agreements of such individuals may be terminated by the Company for cause. In the event of disability, each such employee shall be compensated for up to six months at full salary and up to an additional six months at no less than one-half the rate in effect at the time such disability commenced. If such disability continues beyond twelve months, the Company may terminate said disabled employee's agreement but shall be obligated to pay Mr. Lozyniak, Mr. Kensing or Mr. Dorme compensation at the rate of 40% of the regular compensation in effect at the time of such termination during the period commencing on the date of such termination and ending on the earlier of the tenth anniversary thereof or the date the employee attains age 65. If the employee dies during the employment period, the Company shall pay to the wife of Mr. Lozyniak the sum of $60,000 and of Mr. Kensing or Mr. Dorme, the sum of $50,000 per year during the period commencing on the date of the death of the employee and ending on the earlier of the tenth anniversary thereof or the death of the wife.

        In the event of merger, sale or consolidation in which the Company is not the surviving entity, or if voting control shall be obtained by any person, firm or corporation, or group of persons, firms or corporations, not in control as of February 1, 1996, each of said employees shall have the right to terminate his employment agreement upon 30 days' written notice at any time within three months after the occurrence of such event. Upon such termination, the Company or the consolidated or surviving entity shall pay the employee exercising said right, in lieu of any other further compensation, in a lump sum, undiminished by any excise tax imposed upon the receipt thereof, on the date of such termination, an amount equal to five times the sum of (a) two-thirds of the aggregate regular compensation called for by said agreement at the rate in effect at such termination, and (b) two-thirds of the largest amount earned by the employee as stock and cash bonuses for any of the five fiscal years preceding that in which termination occurs.

        If the Company terminates the agreement other than for cause or disability of the employee, it shall pay to the employee in a lump sum, undiminished by any excise tax imposed upon the receipt thereof, within 30 days of the date of termination, in lieu of any further regular compensation under the agreement, an amount equal to the sum of (a) two-thirds of the employee's regular compensation at the rate in effect at the time of such termination, from the date of such termination to the last day of the employment period called for by the agreement and (b) two-thirds of the largest amount earned by the employee as stock and cash bonuses for any of the five fiscal years preceding that in which termination occurs multiplied by the number of years and/or fraction thereof then remaining in the employment period called for by the agreement.

        The Company also agrees not to endanger in any way, during the term of said agreements, any benefit available to said employees under the "split-dollar" life insurance policies on their lives and to continue to pay the premiums thereon during such period and in the event of a change of control. The agreements also contain provisions calling for payment of legal fees to said employees if they are required to enforce the agreements against the Company or a successor and for reimbursement of premiums for health insurance coverage for said employees and their spouses and any dependents for up to ten years after retirement.

        The Company also agrees to pay each of the employees supplementary retirement benefits described below under the captions "Pension Benefits" and "Savings and Investment Plan." Such benefits shall be secured over the term of the employment agreements by annual contributions by the

    Company to a trust established in 1996 in compliance with Internal Revenue Service Revenue Procedure 92-64. In January 1997, 11,000 shares of the common stock of the Company from its treasury stock were contributed to the trust to secure payment of benefits accruing for the first two years of the term of the employment agreements. The amount and kind of assets to be contributed to the trust shall be determined, and Company common stock held by the trust shall be voted by the Compensation Committee of the Board of Directors.

        In addition, the executive officers received other non-cash compensation, not otherwise described in this proxy statement, such as perquisites, but the aggregate amount thereof did not exceed the lesser of $50,000 or 10% of the total salary and bonus for each of the persons named in the Table.

        See "Interests of Certain Persons--Amended Employment Agreements" in the
    Schedule 14D-9 for a discussion of amendments to the employment agreements.

PENSION BENEFITS

    The estimated annual benefits payable upon retirement at normal retirement age and the years of credited service as of January 1, 1997 under the Company's Retirement Plan for Employees (the "Pension Plan") for the individuals named in the Executive Summary Compensation Table above and for all the executive officers of the Company as a group are as follows:

                                                                   ESTIMATED        YEARS OF
                                                                    ANNUAL      CREDITED SERVICE
                                                                  RETIREMENT          AS OF
                                                                   BENEFITS      JANUARY 1, 1997
                                                                  -----------  -------------------
Andrew Lozyniak.................................................   $ 119,970               35
Patrick J. Dorme................................................   $  80,500               28
Henry V. Kensing................................................   $  38,760               12
All executive officers as a group (consisting of 4 people)......   $ 295,255

    The latest available actuarial present value of normal retirement benefits for all employees who are participants in the Pension Plan is $18,003,643.

    Under the Pension Plan, the retirement benefit, payable at normal retirement or current age, is equal to the sum of (A) and (B) below:

        (A) Past Service Benefit--equal to .7% of 1975 earnings up to $7,800 plus 1.4% of the excess multiplied by credited service prior to December 31, 1975.

        (B) Future Service Benefit

           (i) equal to 1% of annual earnings up to the Social Security Wage Base plus 2% of the excess, for each year of credited service after January 1, 1976 and prior to December 31, 1988.

           (ii) equal to 1.1% of annual earnings up to the Social Security Wage Base plus 1.45% of the excess, for each year of credited service after December 31, 1988, or

           (iii) equal to 1.45% of annual earnings up to the Social Security Wage Base plus 1.80% of the excess (in lieu of the benefit under (ii) above) for up to ten years of credited service in excess of 25 years (but such higher benefit to be earned no earlier than in the plan year ended December 31, 1989).

    For purposes of the Pension Plan, covered earnings for the named Executive Officers are essentially equivalent to the amount reported as salary in the Annual Compensation section of the Summary Compensation Table above.

    The minimum annual benefit for Greenwich office employees who have completed 20 or more years of service is 50% of the three-year average salary, not including bonuses, for the years immediately preceding a participant's actual retirement date. The maximum annual retirement benefit for 1996 under the Pension Plan is $120,000 ($125,000 for 1997). The Pension Plan has been amended and restated to comply with the requirements of the Tax Reform Act of 1986. Such amendments, which are retroactive to January 1, 1989, have reduced retirement benefits earned by the executive officers of the Company for service after that date and have also eliminated the minimum annual Greenwich office benefit for such executive officers as of that date. In addition, the estimated annual retirement benefits reflect the additional requirements of the 1993 Tax Act limiting to $150,000 ($160,000 for 1997) the amount of compensation which may be taken into account in calculating benefits under the Plan.

    The February 1, 1996 employment agreements provide for supplemental retirement benefits for Messrs. Lozyniak, Dorme and Kensing to restore benefits generally available to employees in the Greenwich office of the Company under the Pension Plan and the Savings and Investment Plan referred to below but which are not available to them because of the above mentioned tax law changes and limitations. Under the employment agreements, the Company will provide additional retirement benefits, payable in an actuarially determined lump sum at retirement, equal to the difference between the benefits the executives will receive under the Pension Plan and the benefits they would have received thereunder but for the tax law changes and limitations. The estimated annual benefits under the retirement benefit restoration provision of the employment agreements, when added to the benefits under the Pension Plan referred to on page 8, and assuming the executives were to retire at the end of the term of the agreements, produce the following total annual estimated retirement benefits for the executives:

Andrew Lozyniak...................................................  $ 175,744
Patrick J. Dorme..................................................  $  80,642
Henry V. Kensing..................................................  $  80,027

SAVINGS AND INVESTMENT PLAN

    Effective January 1, 1985, the Company implemented a Savings and Investment Plan for all employees not covered by collective bargaining agreements which qualified as a profit sharing plan under Section 401(k) of the Internal Revenue Code ("401K Plan"). The 401K Plan allows eligible employees to defer up to 18% of their pay until retirement, death, disability or the occurrence of certain other events. Under the 401K Plan, the Company makes basic matching contributions, in cash (in which the employee is immediately fully vested), of $1.00 for every $1.00 of pay deferred up to 2% of pay, and also may match, in cash or in shares of the Company's common stock, at the Company's option, all or part of additional deferrals of pay up to 6% of pay, depending on the Company's current results of operations and forecasted business conditions. Since inception of the Plan through October 31, 1991, the Company decided in each plan year to match 50% of deferrals above 2% of pay up to 6% of pay in Company shares. Such additional matching contributions vest if and when the employee completes five (5) years of service with the Company.

    Under the Tax Reform Act of 1986, the amount of pay employees may defer under the Plan must be limited to $9,500 in 1996 and $9,500 in 1997 for the Plan to retain its tax-qualified status. The tax laws have also imposed a limit of $150,000 ($160,000 in 1997) on pay available for deferral and matching by the Company under the 401K Plan. The employment agreements with Messrs. Lozyniak, Dorme and Kensing provide for payment to each of the executives at retirement of an amount equal to 2% of the excess of his base salary over $150,000 ($160,000 in 1997) in each year of the term of the agreements, together with interest at 8% on these amounts.

    Under the Plan, all contributions of employees and all Company matching contributions which are made in cash are invested either in guaranteed investment contracts issued by insurance companies or other financial institutions and/or in mutual funds, in accordance with the choice of the contributing employee.

1980 RESTRICTED STOCK AND CASH BONUS PLAN

    All officers and directors who are employees of the Company are also eligible to participate in the 1980 Restricted Stock and Cash Bonus Plan (the "Restricted Stock Plan"). The Restricted Stock Plan, as approved by the shareholders on May 1, 1981, and as amended by them on May 6, 1988 to replenish the 148,567 shares granted from 1981 to 1988, provides for the award or sale of so-called "restricted stock", which is governed by Section 83 of the Internal Revenue Code, to key executive personnel of the Company or any subsidiary. The total number of shares of Common Stock which may be subject to the Restricted Stock Plan may not exceed 400,000 shares (subject to adjustment in certain events as described below).

    The Restricted Stock Plan is administered by the Compensation Committee elected by the Board of Directors, presently consisting of four directors of the Company, each of whom shall be ineligible to participate in the Restricted Stock Plan and shall be a non-employee director as that term is defined in Rule 16b-3 under the Securities Exchange Act of 1934.

    In accordance with the terms of the Restricted Stock Plan, the Committee shall select participants from among those officers and key management executives who are full-time employees of the Company or any subsidiary. Criteria for selection include: level of responsibility, performance, potential, salary, bonuses, prior grants of stock options, and similar considerations. Having selected eligible participants the Committee will offer such persons the right to acquire by award or purchase a certain number of shares of Common Stock on such terms and at such price, if any, as it deems appropriate. Shares acquired by offerees pursuant to the Restricted Stock Plan are subject to the restriction that, during the period of five years after the date of acquisition, the participant may not sell, transfer, or otherwise dispose of such shares as to which the restrictions shall not have lapsed unless he or she shall first have offered such shares to the Company for repurchase. The restrictions lapse as to 20% of the shares acquired pursuant to the Restricted Stock Plan in each year following the acquisition of the shares after the first year. In addition, within five years following the date shares were acquired, upon termination of the participant's employment for any reason, including the participant's death or disability, the Company is required to repurchase and the participant is required to sell, at no cost to the Company if the shares were awarded or at their original purchase price if the shares were purchased, all shares as to which the restrictions shall not have lapsed. In the event of a change in control of the Company not approved by the directors in office prior to such change in control, all restrictions upon the transfer of such shares shall lapse.

    As soon as practicable after the restrictions as to any shares have lapsed, the Company shall pay a cash bonus to the participant equal to the fair market value of such shares as of the date of such lapse if such shares were awarded or equal to the excess of the fair market value thereof as of the date of such lapse over the original purchase price of such shares if such shares were purchased. The cash bonus is intended to defray the federal income tax payable at the time restrictions on transfer lapse. The Company may pay up to five such cash bonuses to any participant, but in no event shall the aggregate of such cash bonuses payable to any participant be greater than a sum equal to twice the fair market value of such shares on the date they were originally acquired.

    In the event of stock dividends, stock splits, recapitalizations, mergers, consolidations, combinations or exchanges of shares for other securities, the Restricted Stock Plan provides for appropriate adjustment by the Committee of the total number of shares which may be offered for award or purchase under the Plan and in the price, if any, paid for shares under the Plan.

    The Restricted Stock Plan terminates upon the award or sale of all of the shares available under the Plan. The Board of Directors may terminate or amend the Restricted Stock Plan but may not, without approval by vote of the holders of a majority of the shares of Common Stock present in person or by proxy at a meeting of shareholders duly called, increase the number of shares reserved for the Plan.

    There is no limit to the number of shares that may be granted to any individual or to the officers and directors of the Company as a group. Each participant will be required to give a representation in writing that he or she is acquiring the shares of Common Stock under the Restricted Stock Plan for his or her own account as an investment and not with a view to, or for sale in connection with, any distribution thereof. The approximate number of key employees which it is estimated will participate in the Restricted Stock Plan at any one time is no more than 35.

    No shares were awarded in 1996 under the Restricted Stock Plan.

    In 1996, restrictions lapsed with respect to 20% of the shares awarded in prior years under the Restricted Stock Plan and cash bonuses were paid to the holders thereof as called for by the Plan.

    See "Interests of Certain Persons--Restricted Stock Plan" in the Schedule 14D-9 for a discussion of an amendment to the Restricted Stock Plan.

                                 EXHIBIT INDEX

  EXHIBIT
    NO.                                                  DESCRIPTION
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

Exhibit 1     Agreement and Plan of Merger, dated as of May 9, 1997, by and among Dynamics Corporation of
              America, CTS Corporation and CTS First Acquisition Corp. (incorporated by reference to Exhibit 2 to Amendment No. 46 to the Schedule 13D of Dynamics Corporation of America, filed May 12, 1997, with respect to its investment in CTS Corporation (the "Schedule 13D")). DCA agrees to furnish supplementally a copy of any omitted schedule to the Securities and Exchange Commission upon request.

Exhibit 2     Amendment to Employment Agreement, dated as of April 11, 1997, by and between Dynamics
              Corporation of America and Andrew Lozyniak (incorporated by reference to Exhibit 10.1 to the Form
              10-Q of Dynamics Corporation of America, filed on May 15, 1997 (the "Form 10-Q")).

Exhibit 3     Amendment to Employment Agreement, dated as of April 11, 1997, by and between Dynamics
              Corporation of America and Patrick J. Dorme (incorporated by reference to Exhibit 10.2 to the
              Form 10-Q).

Exhibit 4     Amendment to Employment Agreement, dated as of April 11, 1997, by and between Dynamics
              Corporation of America and Henry V. Kensing (incorporated by reference to Exhibit 10.3 to the
              Form 10-Q).

Exhibit 5     Form of Trust Agreement amendment.

Exhibit 6     Form of Severance Agreement.

Exhibit 7     Amendment to Dynamics Corporation of America 1980 Restricted Stock and Cash Bonus Plan, dated as of April 11, 1997 (incorporated by reference to Exhibit 10.7 to the Form 10-Q).

Exhibit 8     Employment Agreement, dated as of May 9, 1997, by and among CTS Corporation, Dynamics Corporation of America and Andrew Lozyniak (incorporated by reference to Exhibit 10.4 to the Form 10-Q).

Exhibit 9     Employment Agreement, dated as of May 9, 1997, by and among CTS Corporation, Dynamics Corporation of America and Patrick J. Dorme (incorporated by reference to Exhibit 10.5 to the Form 10-Q).

Exhibit 10    Employment Agreement, dated as of May 9, 1997, by and among CTS Corporation, Dynamics Corporation of America and Henry V. Kensing (incorporated by reference to Exhibit 10.6 to the Form 10-Q).

Exhibit 11    Confidentiality Agreement, dated April 14, 1997, between Dynamics Corporation of America and CTS
              Corporation.

Exhibit 12    Opinion of Wasserstein Perella & Co., Inc., dated May 9, 1997.*

Exhibit 13    Complaint in KENNETH STEINER V. ANDREW LOZYNIAK ET AL. (Index No. 97-601661) filed in the Supreme
              Court of the State of New York, County of New York, on April 1, 1997 (incorporated by reference to Exhibit 11 to Schedule 14D-9, filed on April 14, 1997).

Exhibit 14    Letter to Shareholders, dated May 16, 1997.*

Exhibit 15    Press Release issued by Dynamics Corporation of America, dated May 12, 1997 (incorporated by reference to Exhibit 1 to the Schedule 13D).

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*   Included in copies of the Schedule 14D-9 mailed to shareholders.